    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 3, 1996
                                                     REGISTRATION NO. 333-
=============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                    ------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                                    ------
                        INDEX STOCK PHOTOGRAPHY, INC.
            (Exact name of registrant as specified in its charter)

          Delaware                           7319                      13-362-8873
 -----------------------------    ---------------------------      ------------------
(State or Jurisdiction of        (Primary Standard Industrial       (I.R.S. Employer
Incorporation or Organization)    Classification Code Number)      Identification No.)

                                     ------

       126 Fifth Avenue                                 Bahar Gidwani
   New York, New York 10011                       Index Stock Photography, Inc.
        (212) 929-4644                                 126 Fifth Avenue
(Address and telephone number of principal          New York, New York 10011
       executive offices)                              (212) 929-4644
                                            (Name, address and telephone number
                                                   of agent for service)

                                     ------

                                  Copies to:
                             Arthur M. Schneck, Esq.
                              Joel W. Wagman, Esq.
                     Schneck Weltman Hashmall & Mischel LLP
                           1285 Avenue of the Americas
                            New York, New York 10019
                                 (212) 956-1500
                              (212) 956-3252 (fax)
                                     ------

   Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.


   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]


   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                           ---------

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]
                 ---------

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

                                     ------

                       CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------------------------------------
                                                       Proposed Maximum      Proposed Maximum
Title of Each Class of Securities      Amount To Be   Offering Price Per    Aggregate Offering       Amount of
         To Be Registered               Registered        Security                Price           Registration Fee
- -------------------------------------------------------------------------------------------------------------------
 Common Stock ($.0001 par value)       132,400(1)          $6.04                 $799,696             $275.74
- -------------------------------------------------------------------------------------------------------------------

(1) Common shares issuable upon exercise of Warrants issued in private placement ("Private Placement Warrants"). Pursuant to Rule 466, there are also registered such additional shares as may be issuable pursuant to anti-dilution provisions of the Private Placement Warrants.


   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

=============================================================================

                        INDEX STOCK PHOTOGRAPHY, INC.
                            CROSS REFERENCE SHEET
                      PURSUANT TO REGULATION C UNDER THE
                SECURITIES ACT OF 1933, AS AMENDED (THE "ACT")
                SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                   FILED AS PART OF REGISTRATION STATEMENT

  Item Number
  in Form S-1                   Item Caption in Form S-1                              Caption in Prospectus
 ---------------   --------------------------------------------------    -------------------------------------------------
        1          Forepart of the Registration Statement and            Outside Cover Page
                   Outside Front Cover Page of Prospectus

        2          Inside Front and Outside Back Cover Pages             Inside Front and Outside Back Cover Pages of Prospectus
                   of Prospectus

        3          Summary Information, Risk Factors and                 Prospectus Summary; Summary Financial Information;
                   Ratio of Earnings to Fixed Charges                    Risk Factors

        4          Use of Proceeds                                       Use of Proceeds

        5          Determination of Offering Price                       Front Page of Prospectus; Risk Factors; Underwriting

        6          Dilution                                              Dilution

        7          Selling Security Holders                              Selling Stockholders; Plan of Distribution

        8          Plan of Distribution                                  Outside Front and Outside Back Cover Pages of Prospectus;
                                                                         Underwriting; Plan of Distribution

        9          Description of Securities to be Registered            Description of Capital Stock

       10          Interests of Named Experts and Counsel                Legal Matters; Experts

       11          Information with Respect to Registrant                Business; Management's Discussion and Analysis of
                                                                         Financial Condition and Results of Operations;
                                                                         Facilities; Legal Proceedings; Financial Statements;
                                                                         Selected Financial Information; Management; Principal
                                                                         Stockholders; Certain Transactions

       12          Disclosure of Commission Position on                  Management-Limitation of Liability and
                   Indemnification for Securities Act Liabilities        Indemnification Matters

                                EXPLANATORY NOTE

   Index Stock Photography, Inc. recently filed a registration statement covering 1,000,000 shares of Common Stock. The form of Prospectus for such offering is substantially identical in all respects to the prospectus included in this registration statement ("Selling Stockholders Prospectus") except where the context requires otherwise.

==============================================================================
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
==============================================================================


PRELIMINARY PROSPECTUS DATED JULY 3, 1996
SUBJECT TO COMPLETION


                          INDEX STOCK PHOTOGRAPHY, INC.

                         132,400 SHARES OF COMMON STOCK

   This Prospectus relates to the sale by certain selling stockholders (the "Selling Stockholders") of 132,400 shares of Common Stock of Index Stock Photography, Inc. (the "Company"). None of the proceeds from the sale of the Common Stock by the Selling Stockholders will be received by the Company. The Company will bear all expenses (other than selling commissions and fees and expenses of counsel or other advisors to the Selling Stockholders) in connection with the registration and sale of the Common Stock being offered by the Selling Stockholders. See "Plan of Distribution."

   The Common Stock will be offered by the Selling Stockholders in transactions in the over-the-counter market, in negotiated transactions or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices (the "Concurrent Offering"). The Selling Stockholders may effect such transactions by selling the Common Stock to or through broker/dealers, and such broker/dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Common Stock for whom such broker/dealers may act as agent or to whom they sell as principal, or both. The Selling Stockholders may be deemed to be "underwriters" as defined in the Securities Act of 1933 (the "Securities Act"). If any broker-dealers are used by the Selling Stockholders, any commissions paid to broker-dealers and, if broker-dealers purchase any shares of Common Stock as principals, any profits received by such broker-dealers on the resales of the shares of Common Stock may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Stockholders may be deemed to be underwriting commissions. All costs, expenses and fees in connection with the registration of the shares offered by selling Stockholders will be borne by the Company. Brokerage commissions, if any, attributable to the sale of the shares will be borne by the Selling Stockholders. See "Selling Stockholders" and "Plan of Distribution."

   The Common Stock is traded on The Nasdaq SmallCap Market(SM) ("Nasdaq") under the symbol "ISPI" and on the Boston Stock Exchange under the symbol "ISP."

   Concurrently with the commencement of this offering, the Company offered by separate Prospectus, 1,000,000 shares of Common Stock. The Company's offering (the "Offering") was offered through Kaufman Bros., L.P. (the "Representative").

          SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF
      CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASER
               OF THE COMMON STOCK IN THE CONCURRENT OFFERING.
     THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED
      BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                     The date of this Prospectus is     1996.

   This Prospectus makes references to trademarks of other companies, which marks are the property of such companies.

                               PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and Financial Statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise indicated, the information set forth in this Prospectus assumes no exercise of the Underwriters' over-allotment option. References to share amounts issued and outstanding prior to this Offering have been adjusted for a .662- for-one reverse stock split effected in May 1996 and assume conversion to Common Stock of all shares of preferred stock outstanding prior to this Offering.

                                 THE COMPANY

   Index Stock Photography, Inc. ("Index Stock" or the "Company") is both a leading still image provider to traditional users of stock photography and an Internet content provider. The Company has developed a proprietary system for image storage, retrieval and transmission (the "Telephoto System") that allows its employees and customers to find, select and receive images electronically, using either keyword- or category-based search techniques. Index Stock licenses its library of more than one million images for fees based upon the type and nature of their use. Since its inception, the Company has licensed images to more than 50,000 customers in 35 countries worldwide. These images are provided to commercial users of stock photography, such as advertisers, graphic designers and publishers, as well as to emerging new markets of multimedia producers, consumer users and desktop publishers in the growing small office / home office ("SOHO") market. The Company distributes images to professional users through two offices in the United States and 21 independent foreign agents and to the consumer and SOHO markets via on-line networks, such as CompuServe, Prodigy, and the World Wide Web portion of the Internet. Index Stock has also developed image selection and layout tools that allow users to search for, select and manipulate electronic versions of down-loaded images. The Company promotes its images using printed and CD-ROM catalogs, direct sales, direct mail, print advertising and public appearances.

   Companies in the $500 million per year traditional stock photography industry provide a cost-and time-efficient alternative to hiring a professional photographer by providing film-based still images for commercial use in print and video advertisements, and for packages, calendars, greeting cards, magazines, books and newspapers. Rapid technological change, resulting in widespread availability of powerful and inexpensive personal computers and desktop publishing software, is contributing to the consolidation of the stock photography industry. The Company has taken advantage of this trend by acquiring selected assets of four agencies to establish and expand its base of images and photographers. During April 1996, the Company began providing selected customers a secure Internet link to the Telephoto System and believes that direct access to its images via the Internet will continue to be attractive to its professional customer base. Index Stock believes that its Telephoto System gives it a strategic advantage over competitors in the traditional stock photography market.

   The Company's decision in 1991 to commit fully to digitize and automate its library using electronic imaging and communication technology has also allowed it to expand into the rapidly developing new multimedia, consumer and SOHO markets through on-line services and the Internet. Index Stock believes that these new markets represent its largest opportunity as consumer on-line services and Internet use grow, coupled with the popularity of desktop publishing. Since November 1994, the Company has licensed images directly to consumers through its on-line service, Photos to Go(TR) (available both on CompuServe and the World Wide Web), for use in presentations, school reports, screen savers and as illustrations on both personal and corporate "websites." Consumers can also access and license images through Sprint's TPX system, through Knight-Ridder's PressLink system, and through Infonautics' Electric Library service (available currently on Prodigy, the Microsoft Network, and the World Wide Web). The Company has also published sets of images on CD-ROM discs that are distributed by Corel Corporation and PhotoDisc. Unlike many Internet content providers, Index Stock's consumer market business will not be dependent upon its ability to generate revenues from the sale of advertising.

   Index Stock's Telephoto System allows it to scan, categorize, store and retrieve thousands of still images in a more cost-effective, timely, and convenient manner than has previously been possible. The Company's library contains images contributed by over 400 independent photographers and graphic artists who are affiliated with the Company, and by 21 other independent still image suppliers, who in turn represent many additional artists. To date, it has stored information on more than 150,000 images in the Telephoto System. With development assistance from companies, including Microsoft, Apple Computer, Netscape, Adobe and Accusoft, who provide technical support, pre-release versions of software, and code libraries, the Company has created a system that can search for and retrieve more than 60 images per minute over a 28.8 kbps modem.

   The Company's objective is to be the leading provider of still images to both traditional advertising and publishing users and to new consumer and SOHO users. The Company's strategy includes the following key elements: (i) maintain leading edge technology; (ii) develop new multimedia, consumer and SOHO markets; (iii) expand international presence; (iv) expand the Company's image collection by continuing to add photographers, acquire additional collections and affiliate with other sources of still images; and (v) develop and introduce new products and services, including delivery of content other than still images.

   Index Stock was incorporated in Delaware in April 1991. Its principal executive offices are located at 126 Fifth Avenue, New York, New York 10011 and its telephone number is (212) 929-4644. The Company's Internet mail address is infoindexstock.com. Its address on the World Wide Web is http://www.indexstock.com.

                                 THE OFFERING

 Securities offered  ................ 1,000,000 shares
Securities outstanding prior to
  the Offering(1) ..................  1,366,523 shares
Securities to be outstanding
  after the Offering(1) ............  2,366,523 shares
Use of Proceeds  ...................  To repay certain indebtedness and for general corporate purposes, including working capital

                             CONCURRENT OFFERING

 Securities offered(2)  ................. 132,400 shares
Securities, to be outstanding after the
  Concurrent Offering(1)(2) ............  2,498,923 shares
Use of Proceeds  .......................  The Company will not receive any proceeds from the sale of shares in the Concurrent Offering.


- ------
(1) Does not include: (i) 131,076 shares underlying outstanding options to purchase shares under the Company's 1992 Non-qualified Stock Option Plan at exercise prices ranging from $.88 to $4.53 per share; (ii) 132,400 shares underlying warrants exercisable at $6.04 per share issued by the Company in a private financing in April 1996; (iii) 9,930 shares underlying a warrant exercisable at $4.98 per share issued by the Company in a private financing in January 1996, or (iv) any 100,000 shares issuable upon exercise of the Representative's Warrants
(2) Issuable upon exercise of warrants exercisable at $6.04 per share.

                        SUMMARY FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                             Six months
                                                       Year ended October 31               ended April 30
                                              -------------------------------------    ----------------------
                                                1993         1994          1995          1995          1996
                                              ---------    ---------     ----------    --------      --------
Statement of Operations Data:
Revenues ...............................      $ 1,386       $ 1,732       $ 2,215       $   993       $ 1,242
Commission expense .....................         (410)         (512)         (705)         (291)         (419)
Selling, general and administrative
  expenses .............................       (1,066)       (1,071)       (1,488)         (743)         (897)
Research and development expenses ......         (255)         (388)         (424)         (198)         (260)
                                              -------       -------       -------       -------       -------
Income (loss) from operations ..........         (345)         (239)         (402)         (239)         (334)
Net income (loss) ......................         (358)         (255)         (421)         (245)         (357)
Accretion of Series A and Series B
  Preferred Stock ......................         (392)         (510)         (666)         (333)         (372)
Net income (loss) attributable to
  common stockholders(1) ...............      $  (750)      $  (765)      $(1,087)      $  (578)      $  (729)
                                              =======       =======       =======       =======       =======
Net income (loss) per share attributable
  to common stockholders(1) ............      $ (0.54)      $ (0.52)      $ (0.72)      $  (.39)      $  (.47)
                                              =======       =======       =======       =======       =======
Weighted average number of shares used
  in calculation of income (loss) per
  share(2) .............................        1,392         1,478         1,520         1,484         1,550

                                                    April 30, 1996
                                          ------------------------------------
                                          Actual               As Adjusted(3)
                                          --------              --------------
Balance Sheet Data:
Working capital  ...........               $(267)                  $7,133
Total assets  ..............                 798                    7,698
Long-term liabilities  .....                  63                       63
Total stockholders' equity .                 (23)                   7,377

- ------
(1) Net income (loss) attributable to common stockholders represents net income (loss) after deducting the accretion of Series A and Series B Preferred Stock. Although the Series A and Series B Preferred Stock will be automatically converted to Common Stock effective with the closing of this Offering, the carrying values of the Preferred Stock have been increased by periodic accretions, based on the interest method, of the difference between the fair value at the dates of issuance and the redemption dates, at which time both amounts would be equivalent.
(2) The weighted average number of shares used in calculation of net income
    (loss) per share includes all shares of Common Stock outstanding during each year and 441,334 shares of Common Stock attributable to the automatic conversion of the Series A and Series B Preferred Stock to Common Stock effective with the closing of this Offering. The 441,334 shares are presumed to be outstanding since the issue date of the Series A and Series B Preferred Stock. In addition, Common Stock and common stock equivalents issued by the Company at prices below the initial public offering price during the twelve month period prior to this Offering have been included in the calculation as if they were outstanding for all periods presented.
(3) Adjusted to give effect to (a) the sale of 1,000,000 shares of Common Stock hereby at an assumed initial public offering price of $9 per share (the midpoint of the range of the estimated initial public offering price) and the application of the net proceeds therefrom, after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company and (b) the automatic conversion of the Company's outstanding Preferred Stock effective with the closing of this Offering. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

   An investment in the Common Stock offered hereby involves a high degree of risk. Prospective investors, prior to making an investment decision, should consider carefully, in addition to the other information contained in this Prospectus (including the financial statements and notes thereto), the following risk factors. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in the Prospectus.

   Limited Operating History; Operating Losses. The Company was incorporated in April 1991, and accordingly has only a limited operating history upon which an evaluation of the Company's business and prospects can be based. As of April 30, 1996, the Company had an accumulated deficit of $3,281,660. The Company incurred net losses of $420,948 and $255,081 for the fiscal years ended October 31, 1995 and October 31, 1994, respectively, and incurred net losses of $356,519 and $245,452 for the six months ended April 30, 1996 and April 30, 1995, respectively. Significant portions of the Company's losses were attributed to costs associated with developing computer software to automate the finding, storing and distributing of images. The Company's losses are expected to continue through at least the end of fiscal 1997, and there can be no assurance that the Company will not continue to incur losses thereafter. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Potential Fluctuations in Operating Results. The Company has experienced and expects to experience fluctuations in its quarterly results. The Company's revenues are affected by a number of factors, including: (i) the timing of introduction of new printed and CD-ROM catalogs, promotional mailings and advertisements; (ii) the timing of similar promotional activity by major competitors; (iii) the payment of large license fees; (iv) seasonal and holiday-related changes in activity in the Company's consumer on-line services; and (v) foreign exchange rate fluctuations. The Company's operating results also could fluctuate significantly from period to period in the future depending upon changes in pricing, changes in customer budgets and the volume and timing of orders received during the quarter, which are difficult to forecast. As a result of the foregoing and other factors, the Company may experience material fluctuations in revenues and operating results on a quarterly or annual basis. Therefore, the Company believes that period to period comparisons of its revenues and operating results are not necessarily meaningful and should not be relied upon as indicators of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Inability to Replace Still Images. The Company has duplicates of approximately 20,000 of its highest-quality and frequently-licensed still images. Most of the duplicates are located in Index Stock's New York office. The remaining duplicates are in its Los Angeles office and with the Company's foreign agents. These still images are positive transparencies and cannot be further duplicated satisfactorily under current technology. They can be damaged by careless handling. In addition, heat, smoke and water in the event of a fire could irreparably damage these still images. Insurance coverage under such circumstances may be insufficient to cover such losses and the injury that could result to the Company's business. Accordingly, damage to a substantial number of the Company's images could have a material adverse affect upon the Company's business.

   Absence of Ownership Rights. The Company is dependent upon having a broad range and expanding supply of images. Index Stock does not own any of the images that it licenses to its customers and is dependent upon sources of images not within its direct control. The Company enters into agreements with photographers and agencies to supply it with images. The number of photographers and agencies providing images to the Company has increased from year to year since the Company's inception, although there can be no assurance that this pattern will continue or that the Company will continue to be able to source high-quality images upon terms and conditions favorable to the Company or at all. See "Business--Marketing" and "--Proprietary Rights."

   Risk of Nonpayment. The Company's images are sent to customers and foreign affiliates on an approval basis. Index Stock's business may be adversely affected if a substantial number of its customers utilize images without making the appropriate payment based upon the intended nature and frequency of use.

   Market Acceptance of Image Subject Matter. Index Stock's image library contains still images considered by the Company to be suitable for presentations, advertising and concept uses, packaging, book covers, magazine and newspaper articles, calendars and greeting cards. There can be no assurance that user tastes will not change or that the Company will adapt timely in obtaining or be able to obtain images responsive to changes in user preferences. See "Business--Marketing."

   Technology Development and Change. The Company's success will depend, in part, upon its ability to continue to deliver its products directly to its customers using various electronic storage and transmission technologies. It is possible that new technologies could require the Company to change its operating systems in ways it has not anticipated. Each time technology changes, new software must be developed. These changes could place unexpected financial burdens on the Company and its business and prospects. Although the Company provides access to its services across multiple delivery channels, including commercial on-line services, the success of the Company's products and services depends on, among other things, the continual expansion and popularity of the Internet and its network infrastructure, of which no assurance can be given.

   Uncertainty of New Markets. The Company's revenues at present are derived principally from license fees paid for the commercial use of images licensed in the advertising and design markets--the traditional markets of the stock photography industry. While the consumer and SOHO markets are believed by the Company to represent substantial growth opportunities, consumer acceptance of purchasing goods and services on-line is uncertain and the Company has no independent marketing or feasibility studies on whether the Company is likely to be successful in developing these markets. The Company has limited experience in the consumer and SOHO markets and no assurance can be given that the Company will be able to adapt to changing conditions in these markets. A significant portion of the proceeds from this Offering will be used for product development and sales and marketing initiatives for the consumer and SOHO markets. There can be no assurance that the Company will be successful in penetrating these markets or maintaining any market share it may obtain. See "Business-- Industry Overview" and "--Marketing."

   Competition. The markets in which the Company operates are competitive. There are several hundred sources of still images in the United States and in foreign countries. Certain competitors, including divisions or subsidiaries of large companies, have greater financial and marketing resources than the Company. There can be no assurance that the Company will be able to compete successfully in the future against existing or potential competitors or that operating results will not be adversely affected by price competition from the Company's larger competitors. See "Business--Competition."

   Dependence Upon Intellectual Property. The Company's success is dependent to a significant degree on its proprietary technology. The Company relies on a combination of trade secrets and non-disclosure agreements with its employees to establish and protect its proprietary rights. The Company does not have any patents on the Telephoto System for image storage, selection and retrieval. There can be no assurance that steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation. Further, there can be no assurance that others will not independently develop technologies that are similar or superior to the Company's technology. See "Business --Proprietary Rights."

   Reliance Upon Distributors. A substantial portion of the Company's revenues are derived from fees generated by foreign agents and parties with whom the Company has strategic alliances that cover CD-ROM and on-line marketing. There can be no assurance that these contract parties will continue to perform satisfactorily or continue these agreements with the Company in the future or that the terms available will not become more burdensome to the Company. These contract parties generally are not subject to any minimum purchase requirements and can discontinue marketing the Company's products at any time upon proper notice. Accordingly, the Company must compete for the focus and sales efforts of these contract parties.

   Dependence on Third Party Software Vendors. The Company relies upon software licensed from third parties including Microsoft, Apple Computer, Adobe and Accusoft. The Company uses this software pursuant to standard license agreements that limit or eliminate liability of the software supplier in the event of a failure of product performance. These vendors also provide the Company with development assistance, such as technical support, pre-release versions of software, and code libraries. Their assistance could be discontinued at any time. Development of the Company's image library without the product and technical support of these vendors would likely delay continuing product development and materially adversely affect operations.

   Risk of System Failure and Security Risks. An increasing portion of the Company's revenues and growth is expected to come from on-line licensing of images. These on-line licensing systems will need to operate continuously and reliably if the Company is to maintain its growth and maintain good relations with its customers. Accordingly, any interruption in service could have a material adverse effect on the Company. System failures could arise from a break in the Company's connection to the Internet, power failures on its premises, software or hardware failure in key components of the image management or delivery system, or a failure in the systems of one or more other outside services. While the Company has taken steps to minimize the long-term effects of system failures, their occurrence could still have a material adverse effect on the Company's business, results of operation, and financial condition.

   Despite the implementation of network security measures by the Company such as limiting physical and network access to its hardware and software systems, the Company's Internet infrastructure is vulnerable to computer viruses, break-ins and similar disruptions caused by its customers or other Internet users. Such problems caused by third parties could lead to interruption, delays, or cessation in service to the Company's consumer and SOHO users. Until comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Company's customer base and revenues.

   Dependence on Key Personnel; Need to Hire Additional Qualified Personnel. The Company is highly dependent on the technical and management skills of its key employees, many of whom would be difficult to replace. The loss of the services of any key personnel, including Mr. Bahar Gidwani, the Company's Chairperson and Chief Executive Officer, could have a material adverse effect upon the Company. Index Stock has entered into an employment agreement with Mr. Gidwani. Prior to the completion of this Offering, the Company plans to obtain key-person life insurance of $2,000,000 on Mr. Gidwani. Index Stock's future success will also depend upon its ability to attract and retain qualified management and technical personnel to support its future growth. Competition for personnel is intense and there can be no assurance that the Company will be successful in attracting or retaining qualified personnel. The failure to attract and/or retain such persons could materially adversely affect the Company's business, results of operation and financial condition. See "Management."

   Control by Current Stockholder, Officer and Director. Bahar Gidwani will beneficially own immediately after this Offering approximately 32% of the outstanding Common Stock of the Company (31% assuming exercise of the Underwriters' over-allotment option). This ownership concentration may provide him with effective control of the outcome of all matters submitted to the stockholders for approval, including the election of directors of the Company. As a result, Mr. Gidwani would be able to control the Company's affairs and management. See "-- Ability to Issue Preferred Stock; Anti-Takeover Effects of Delaware Law" and "Principal Stockholders."

   Broad Management Discretion in the Use of Proceeds. A large portion of the proceeds of this Offering has been allocated to working capital on a basis that is subject to very broad discretion on the part of management. The Company's management will have the discretion to allocate a large percentage of the proceeds to uses which the stockholders may not deem advisable. There can be no assurance that the use of proceeds can or will yield a return. See "Use of Proceeds."

   No Prior Public Market; Determination of Offering Price; Share Price Volatility. There has been no public market for the Company's Common Stock prior to this Offering and there can be no assurance that an active trading market in the Common Stock will develop or be sustained after this Offering. While the Company's Common Stock is expected to be eligible for initial listing on the Nasdaq SmallCap Market(SM) immediately upon the closing of this Offering, there can be no assurance that an active trading market will develop or be sustained or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined through negotiations between the Company and the Representative and may not be indicative of the market price for the Common Stock following this Offering. In addition, factors like announcements by the Company, variations in its quarterly financial results, or failure to meet securi-ties analysts' expectations, among other things, could cause the market price of the Common Stock to fluctuate significantly. Further, in recent years the stock market in general and the market for shares of small capitalization stocks in particular have experienced extreme price fluctuations, which have often been unrelated to the operating performance of the affected companies. Such fluctuations could adversely affect the market price of the Common Stock. See "Underwriting."


   Ability to Issue Preferred Stock; Anti-Takeover Effects of Delaware
Law. The Company's Board of Directors has authority to issue up to 2,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges thereof, including voting rights, without any further vote or action by the Company's stockholders. The voting and other rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plans to issue any shares of Preferred Stock. In addition, the Delaware General Corporation Law contains provisions that may have the effect of delaying, deferring or preventing a non-negotiated merger or other business combination involving the Company. These provisions are intended to encourage any person interested in acquiring the Company to negotiate with and obtain the approval of the Board of Directors in connection with the transaction. However, certain of these provisions may discourage a future acquisition of the Company in which stockholders might receive an attractive value for their shares or that a substantial number or even a majority of the stockholders might believe to be in the best interest of stockholders. As a result, stockholders who desire to participate in such a transaction may not have the opportunity to do so. These provisions could also discourage bids for the shares at a premium, as well as serve to create a depressive effect on the market price of the shares. See "Description of Securities."


SHARES ELIGIBLE FOR FUTURE SALE

   Immediately after completion of this Offering, the Company will have 2,366,523 shares (not including the 132,400 shares offered in the Concurring Offering) of Common Stock outstanding, of which 1,000,000 shares offered hereby will be eligible for sale without regard to volume or other limitations pursuant to Rule 144 under the Securities Act of 1933 (the "Securities Act"), unless purchased by "affiliates" (as defined under Rule
144), which shares would be subject to resale limitations of Rule 144. Sale of all of the remaining shares (1,366,523) is limited by restrictions under the Securities Act and lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 12 months after the date of this Prospectus, without the prior written consent of the Representative, which may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreement. See "Underwriting." Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the Common Stock and the ability of the Company to raise capital through a public offering of its equity securities. Following the expiration of the 12-month lock-up period, 1,268,547 shares of Common Stock will be eligible for sale in the public market without registration, subject to certain volume and other limitations, pursuant to Rule 144 under the Securities Act. Of these shares, 249,580 shares may be sold without regard to such limitations pursuant to Rule 144(k). In January 1998, April 1998 and May 1998, respectively, 19,860, 71,496 and 6,620 additional shares of Common Stock will be eligible for sale in the public market under Rule 144. Subject to the provisions of the lock-up agreements, all shares of Common Stock outstanding on the date of this Prospectus will be eligible for sale to certain qualified institutional buyers in accordance with Rule 144A under the Securities Act. Additional shares, including shares issuable upon exercise of options, will also become available for sale in the public market from time to time in the future. Certain of the Company's stockholders have the right to cause the Company to include their shares in future registrations of securities effected by the Company under the Securities Act. An aggregate of 545,126 shares of Common Stock presently outstanding or issuable upon exercise of an outstanding warrant are subject to such registration rights. If the exercise of these piggy-back registration rights cause a large number of shares to be registered and sold in the public market, these sales may have an adverse effect on the market price of the Common Stock. If the Company is required to include these shares in a Company-initiated registration statement, this may have an adverse effect on the Company's ability to raise needed capital. In addition, 132,400 shares of Common Stock underlying outstanding warrants have been registered for sale and are being offered hereby, although the holders of such warrants have agreed not to sell or otherwise offer such shares publicly for a 12-month period following the date of this Prospectus, subject to the right of the Underwriters to release them, in whole or in part, from such restriction. See "Principal Stockholders," "Shares Eligible for Future Sale," and "Description of Capital Stock--Registration Rights."


IMMEDIATE AND SUBSTANTIAL DILUTION

   Purchasers of shares of Common Stock in this Offering will experience immediate and substantial dilution in the net tangible book value per share. See "Dilution."

                               USE OF PROCEEDS


   The Company will not receive any proceeds from the sale of shares of Common Stock in the Concurrent Offering. The net proceeds to the Company from the sale of the 1,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $9 per share (the midpoint of the range of the estimated initial public offering price) are estimated to be approximately $7,400,000 ($8,608,250 if the Underwriters' over-allotment option is exercised in full), after deducting estimated underwriting discounts and commissions and offering expenses. The Company plans to use $500,000 to repay short term indebtedness incurred during the second quarter of fiscal 1996 from certain individuals including principal stockholders of the Company, none of whom is an officer or director of the Company. A portion of the proceeds from this indebtedness was used to repay certain cash advances made to the Company by its Chief Executive Officer. No interest was charged or accrued with respect to such advances. See "Certain Transactions." Approximately $3,000,000 will be spent on direct mail, promotions and sales expenses associated with the Company's continued expansion into the multimedia, consumer and SOHO markets and the remaining net proceeds will be used for working capital and general corporate purposes. The Company intends to invest the net proceeds in short-term, investment-grade, interest-bearing instruments, pending use of the proceeds. The Company believes that based upon its present business plan, the net proceeds from this Offering will be sufficient to meet its currently anticipated working capital and capital expenditure requirements for at least the next 12 months. See "Risk Factors -- Broad Management Discretion in Use of Proceeds."

                               DIVIDEND POLICY

   The Company has never declared or paid any dividends on its Common Stock and does not expect to pay dividends for the foreseeable future. The Company currently intends to retain its earnings, if any, for use in its business. Any future declaration of dividends will be subject to the discretion of the Board of Directors of the Company and subject to restrictions that may be imposed by any prospective lender to the Company.

                                CAPITALIZATION

   The following table sets forth (i) the actual capitalization of the Company at April 30, 1996; (ii) the capitalization of the Company on a pro forma basis to give effect to automatic conversion of the Company's outstanding shares of Preferred Stock effective with the closing of this Offering; (iii) the capitalization of the Company on a pro forma basis as adjusted, to reflect the sale by the Company of the 1,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9 per share (the midpoint of the range of the estimated initial public offering price), after deducting estimated underwriting discounts and commissions and offering expenses, and the anticipated application of the net proceeds of this Offering. See "Use of Proceeds." This table should be read in conjunction with the Financial Statements and the notes thereto appearing elsewhere in the Prospectus.

                                                                         April 30, 1996
                                                         ----------------------------------------------
                                                                                            Pro forma
                                                             Actual         Pro forma      As Adjusted
                                                          -------------   -------------    -------------
Loan payable-bank (long-term portion)  ................    $    62,700     $    62,700     $    62,700
Notes Payable  ........................................        500,000         500,000              --
Stockholders' equity(1):
   Preferred Stock, $.01 par value; 2,000,000 shares
     authorized; 441,333 issued and outstanding; none
     issued pro forma and pro forma as adjusted  ......      3,258,659              --              --
   Common Stock, $.0001 par value; 10,000,000 shares
     authorized; 918,570 shares issued and outstanding
     (actual); 1,359,903 shares issued and outstanding
     (pro forma); 2,359,903 shares issued and
     outstanding (pro forma as adjusted)  .............             92             136             236
   Additional paid-in capital .........................             --       3,258,615      10,658,515
   Accumulated deficit ................................     (3,281,660)     (3,281,660)     (3,281,660)
                                                          -------------   -------------    -------------
        Total stockholders' equity ....................        (22,909)        (22,909)      7,377,091
                                                          -------------   -------------    -------------
        Total capitalization ..........................    $   539,791     $   539,791     $ 7,439,791
                                                          -------------   -------------    -------------

- ------
(1) Does not include: (i) 131,076 shares underlying outstanding options to purchase shares under the Company's 1992 Non-qualified Stock Option Plan;
    (ii) 132,400 shares of Common Stock underlying warrants issued by the Company in a private financing in April 1996; (iii) 9,930 shares underlying a warrant issued by the Company in a private financing in January 1996; and (iv) 100,000 shares issuable upon exercise of the Representative's Warrants.

                                   DILUTION

   At April 30, 1996, the net tangible book value of the Company was $(56,700), or approximately $(.04) per share. The net tangible book value per share represents the amount of total assets (excluding intangible assets) less total liabilities, divided by the total number of shares of Common Stock outstanding, including shares of Preferred Stock automatically converted to Common Stock upon completion of this Offering.

   After giving effect to (i) the receipt of $7,400,000 of estimated net proceeds from the sale by the Company of 1,000,000 shares of Common Stock in this Offering at an assumed initial public offering price of $9 per share (the midpoint of the range of the estimated initial public offering price) and (ii) the use of such net proceeds as described under "Use of Proceeds," the net tangible book value at April 30, 1996 would have been $6,843,300 or $2.90 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.94 per share of Common Stock to existing stockholders and an immediate dilution to new investors of $6.10 per share of Common Stock. The following table illustrates such dilution:

 Assumed initial public offering price per share  ......               $9.00
   Net tangible book value per share before this Offering   (.04)
   Increase per share attributable to new investors ...     2.94
                                                           -------
Net tangible book value per share after this Offering .                 2.90
                                                                       -------
Dilution per share to new investors  ..................                $6.10
                                                                       =======


   The following table sets forth at April 30, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing holders of Common Stock and by new investors purchasing shares of Common Stock sold by the Company in this Offering, assuming the sale of 1,000,000 shares of Common Stock by the Company at an assumed initial public offering price of $9 per share (the midpoint of the range of the estimated initial public offering price):

                            Shares Purchased          Total Consideration        Average Price
                        ------------------------   --------------------------   ---------------
                           Number       Percent        Amount       Percent        Per Share
                         -----------   ---------    -------------   ---------   ---------------
Existing stockholders .   1,359,903       57.6      $ 1,834,662       16.9           $1.35
New investors  .......    1,000,000       42.4      $ 9,000,000       83.1           $9.00
                         -----------   ---------    -------------   ---------
 TOTAL.  .............    2,359,903      100.0%     $10,834,662      100.0%
                         ===========   =========    =============   =========


   The above information assumes no exercise of the Representative's Warrants and no exercises of any outstanding options or warrants to purchase shares of the Company's Common Stock. As of April 30, 1996, there were outstanding 131,076 options to purchase shares of Common Stock at exercise prices ranging from $.88 to $4.53 per share and 142,330 warrants to purchase shares of Common Stock at exercise prices ranging from $4.98 to $6.04 per share. The issuance of shares of Common Stock upon the exercise of such options or warrants may result in further dilution to new investors.

                        SELECTED FINANCIAL INFORMATION

   The selected financial information presented below for each of the five years ending with the period ended October 31, 1995 has been derived from the Company's financial statements, which have been audited by Ernst & Young LLP, independent auditors. The selected financial information presented below for the six months ended April 30, 1995 and 1996 has been derived from unaudited financial statements of the Company which included, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the quarterly selected financial information. The results for any six month period are not necessarily indicative of the results of operations for a full year or any other six month period. The selected financial information should be read in conjunction with the Financial Statements and the notes thereto and other financial information appearing elsewhere in this Prospectus.

                                                                                                          Six months
                                                             Year ended October 31,                     ended April 30,
                                           ---------------------------------------------------------   -----------------
                                                  1991          1992     1993      1994       1995      1995      1996
                                            ----------------  -------   -------  -------   ---------   -------  -------
                                               Inception                 (in thousands except per share data)
                                            (April 23, 1991
                                             to October 31,
                                                 1991)
Statement of Operations Data:
Net Revenues  ...........................        $   --        $1,269   $1,386    $1,732    $ 2,215    $  993    $1,242
Operating Expenses:
   Commissions ..........................           --            443      410       512        705       291       419
   Selling, general and administrative ..           35          1,045    1,066     1,071      1,488       743       897
   Research and development .............                         232      255       388        424       198       260
Income (loss) from operations  ..........          (35)          (451)    (345)     (239)      (402)     (239)     (334)
Net income (loss)  ......................          (29)          (438)    (358)     (255)      (421)     (245)     (357)
Accretion of Series A and Series B Preferred
   Stock ................................           --           (301)    (392)     (510)      (666)     (333)     (372)
Net income (loss) attributable to common
   stockholders(1) ......................          (29)          (739)    (750)     (765)    (1,087)     (578)     (729)
Net income (loss) attributable to common
   stockholders per share(1) ............        $(.03)        $ (.55)  $ (.54)   $ (.52)   $  (.72)   $ (.39)   $ (.47)
Weighted average number of shares
   outstanding(2) .......................          837          1,335    1,392     1,478      1,520     1,484     1,550

                                                    April 30, 1996
                                        -------------------------------------
                                          Actual               As Adjusted(3)
                                         --------              --------------
Balance Sheet Data:
Cash  ......................              $  --                    $6,900
Working capital  ...........               (267)                    7,133
Total assets  ..............                798                     7,698
Total stockholders' equity .                (23)                    7,377

- ------
(1) Net income (loss) attributable to common shareholders represents net income (loss) attributable to common stockholders after deducting the accretion of Series A and Series B Preferred Stock. Although the Series A and Series B Preferred Stock will be automatically converted to Common Stock effective with the closing of this Offering, the carrying values of the Preferred Stock have been increased by periodic accretions, based on the interest method, of the difference between the fair value at the dates of issuance and the redemption dates, at which time both amounts would be equivalent.
(2) The weighted average number of shares used in calculation of net income
    (loss) per share includes all shares of Common Stock outstanding during each year and 441,334 shares of Common Stock attributable to the automatic conversion of the Series A and Series B Preferred Stock to Common Stock effective with the closing of this Offering. The 441,334 shares are presumed to be outstanding since the issue date of the Series A and Series B Preferred Stock. In addition, Common Stock and common stock equivalents issued by the Company at prices below the initial public offering price during the twelve month period prior to this Offering have been included in the calculation as if they were outstanding for all periods presented.
(3) Adjusted to give effect to (a) the sale of 1,000,000 shares of Common Stock hereby at an assumed initial public offering price of $9 per share (the midpoint of the range of the estimated initial public offering price) and the application of the net proceeds therefrom, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company and (b) the automatic conversion of the Company's outstanding Preferred Stock effective with the closing of this Offering. See "Use of Proceeds" and "Capitalization."

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the Company's Financial Statements, including the notes thereto, included elsewhere in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

   Index Stock licenses high-quality photographs for use by advertisers, graphic designers, publishers and multimedia producers. The Company established operations in 1991 with the acquisition of selected business assets of a major New York-based stock photography agency, Index Stock International, Inc. Since then, the Company acquired selected assets from three other stock photography agencies, Telephoto, Inc. in 1992, ProFiles West in 1995 and Southern Stock in 1996. These acquisitions helped expand the Company's image library from 200,000 to more than one million images and its list of image providers from 92 to over 400.

   Since beginning operation in 1991, Index Stock (i) designed and built its Telephoto System, a proprietary hardware and software system for scanning, storing, keywording and retrieving images; (ii) loaded information on more than 150,000 images into this system; and (iii) acquired assets from and combined the operations of four established stock photo agencies. Through the end of fiscal 1995, the Company invested approximately $1.3 million in developing versions of the Telephoto System and $0.4 million in loading information on images. In connection with its asset purchases, Index Stock made payments of approximately $567,000, including $362,000 for consulting and non-competition agreements, and issued approximately 143,500 shares of the Company's common stock. The first two acquisitions provided the Company with a broad base of images and photographers and the core of its foreign agent network. The two more recent asset purchases added more specialized collections of images. ProFiles West provided images on the American West, outdoor sports, Western travel and nature and Southern Stock provided images on the Southeast, water sports, marine life, the Caribbean, Southeastern travel and nature. Typical fees for commercial users average $475 per image. Consumer and SOHO market customers are charged a fee varying from about $5 to $100 per image.

   Costs and expenses incurred in connection with the development of the Company's proprietary hardware and software system were expensed as incurred in accordance with generally accepted accounting principles. Research and development expenditures planned for the year ending October 31, 1996 are related to testing and evaluation of the Telephoto System and alternative applications of this system. Most of these costs and expenses will be expensed as incurred.

   Index Stock recognizes revenue upon the acceptance by its customers of the license terms and notification of their intention to use the licensed image. The principal cost of generating revenues is royalties paid by the Company to photographers and other image providers. Commissions payable vary between 25% to 70% of the net revenues received by the Company depending upon the nature and use of the image. Factors affecting commissions paid include the identity of specific photographers and sales mix between commercial uses and consumer and SOHO uses. The Company pays lower commissions on most of the images included in its CD-Rom and print catalogs because the Company bears the promotional expense associated with catalog production and distribution. Higher commissions are paid for non-catalog based images and consumer and SOHO market uses.

   The Company began digitizing and automating its image library in 1992 and has been using its on-line retrieval system since 1994. In July 1995, Index Stock completed an extensive site on the World Wide Web portion of the Internet to market images directly to consumer and SOHO customers. Historically, revenues derived from these groups have not been material. However, with the growing number of consumer and SOHO users accessing the Internet, management believes that this market segment provides the Company with opportunities for growth.

RESULTS OF OPERATIONS

   The following table sets forth the percentage of revenues represented by certain items in the Company's statement of operations:

                                                                                   Six months ended
                                                    Year Ended October 31,             April 30,
                                               -------------------------------   --------------------
                                                  1993       1994       1995       1995        1996
                                                --------   --------    --------   --------   --------
Revenue  ....................................    100.0%     100.0%      100.0%     100.0%     100.0%
Costs and expenses:
   Commission expense .......................     29.6       29.6        31.8       29.3       33.7
   Selling, general and administrative
     expenses................................     76.9       61.8        67.2       74.8       72.2
   Research and development expenses ........     18.4       22.4        19.1       20.0       21.0


SIX MONTHS ENDED APRIL 30, 1996 COMPARED WITH SIX MONTHS ENDED APRIL 30, 1995

REVENUES

   Revenues were $1,242,000 for the first half of fiscal 1996 compared to $993,000 for the first half of fiscal 1995, an increase of approximately 25%. This increase was primarily due to an increase in professional customer sales. In addition, Index Stock's revenues also increased due to an increase in on-line consumer sales, which the Company believes resulted from the recent incorporation in March 1996 of a graphical user interface that made the Telephoto System easier for consumer customers to use.

COMMISSION EXPENSE

   Commission expense was $419,000 for the first six months of fiscal 1996 compared to $291,000 for the first six months of fiscal 1995, an increase of approximately 44%. As a percentage of revenues, commission expense increased to 34% during the first six months of fiscal 1996 from 29% during the first half of fiscal 1995, due primarily to an increase in licensing of non-catalog images and images of independent agencies represented by Index Stock. The Company paid higher commission rates on both of these types of still images. In addition, commission expense increased due to the licensing of consumer market and SOHO images.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

   Selling, general and administrative expenses were $897,000 for the first half of fiscal 1996 compared to $743,000 for the first half of fiscal 1995, an increase of approximately 21%. As a percentage of revenues, selling, general and administrative expenses decreased to 72% for the first half of fiscal 1996 from 75% in the first half of fiscal 1995, due to a smaller proportion of revenue spent on direct mailings, advertisements and customer-relations personnel to sustain sales in the professional markets. The Company intends to use a portion of the proceeds of this Offering for promotional activities designed to increase interest in its on-line delivery offerings. See "Use of Proceeds."

RESEARCH AND DEVELOPMENT EXPENSES

   Research and development expenses were $260,000 for the first six months of fiscal 1996 compared to $198,000 for the first half of fiscal 1995, an increase of approximately 31%. As a percentage of revenues, research and development expenses increased to 21% for the first half of fiscal 1996 from 20% in the first half of fiscal 1995, due primarily to completion of version
2.0 of the Telephoto System for inventory management, image searching and retrieval, image key-wording, and rights management. The Company also commenced several new software development projects involving its website and CompuServe on-line service.

FISCAL YEAR ENDED OCTOBER 31, 1995 COMPARED WITH FISCAL YEAR ENDED OCTOBER 31, 1994

REVENUES

   Revenues were $2,215,000 for fiscal 1995 compared to $1,718,000 for fiscal 1994, an increase of approximately 29%. This increase was due primarily to increased orders resulting from broader distribution of the Company's printed catalog and introduction of a CD-ROM catalog, increases in the rate of repeat business from U.S. customers, expansion of the Company's foreign distribution network and the entrance by the Company into the consumer and SOHO markets.

COMMISSION EXPENSE

   Commission expense was $705,000 for fiscal 1995 compared to $512,000 for fiscal 1994, an increase of approximately 38%. As a percentage of revenues, commission expenses increased to 32% during fiscal 1995 from 30% in fiscal 1994 due to an increase in licensing of non-catalog images and images of independent image suppliers represented by Index Stock.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

   Selling, general and administrative expenses were $1,488,000 for fiscal 1995 compared to $1,071,000 for fiscal 1994, an increase of approximately 39%. As a percentage of revenues, selling, general and administrative expenses increased to 67% in fiscal 1995 from 62% in fiscal 1994. A portion of this increase was related to the Company's decision in April 1995 to expand its efforts directed toward the consumer and SOHO markets for licensing still images. The most significant component in selling expense during fiscal 1995 was the cost of production and distribution of printed and CD-ROM printed catalogs. The Company distributed two printed catalogs and a CD-ROM catalog during fiscal 1995. It did not distribute any catalog during fiscal 1994. In addition, advertising costs increased to $156,000 in fiscal 1995, compared to $35,000 in fiscal 1994. The most significant components of general and administrative expenses are the Company's salary and benefits costs. These rose during fiscal 1995 as compared to fiscal 1994 as the Company hired and trained new employees.

RESEARCH AND DEVELOPMENT EXPENSES

   Research and development expenses were $424,000 for fiscal 1995 compared to $388,000 for fiscal 1994, an increase of approximately 9%. This increase resulted from the completion by the Company of phases of several development projects relating to inventory management, image searching and retrieval, image key-wording, and rights management systems. As a percentage of revenues, research and development expenses decreased to 19% in fiscal 1995 from 22% in fiscal 1994, due to an increase in Company sales.

FISCAL YEAR ENDED OCTOBER 31, 1994 COMPARED TO FISCAL YEAR ENDED OCTOBER 31,
1993

REVENUES

   Revenues were $1,718,000 for fiscal 1994 compared to $1,386,000 for fiscal 1993, an increase of approximately 24%. This increase was due primarily to increased orders resulting from the addition of new agents to the Company's foreign agent network, distribution of a new printed catalog, and an increase in the average price per transaction with the Company's customers.

COMMISSION EXPENSE

   Commission expense was $512,000 for fiscal 1994 compared to $410,000 for fiscal 1993, an increase of approximately 25%. As a percentage of revenues, commission expense in fiscal 1994 and fiscal 1993 remained constant.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

   Selling, general and administrative expenses were $1,071,000 for fiscal 1994 compared to $1,066,000 in fiscal 1993. As a percentage of revenues, selling, general and administrative expenses decreased to 62%, in fiscal 1994 from 77% in fiscal 1993. This improvement was due primarily to benefits from the Company's automation of its operations and increased sales.

RESEARCH AND DEVELOPMENT EXPENSES

   Research and development expenses were $388,000 for fiscal 1994 compared to $255,000 for fiscal 1993, an increase of approximately 52%. As a percent of revenue, research and development expenses increased to 22% in fiscal 1994 from 18% in fiscal 1993. The increase was related to the commencement of several new software development projects and the related recruitment of additional development staff.

LIQUIDITY AND CAPITAL RESOURCES

   Historically, the Company has satisfied its cash requirements through the sale of equity securities and borrowings from third parties, including the Chief Executive Officer of the Company and certain principal stockholders of the Company. See "Certain Transactions." Sales of such equity securities to date have aggregated $1,796,000. Cash advances to the Company from its Chief Executive Officer have aggregated $230,750. During the second quarter of fiscal 1996, the Company issued an aggregate of $500,000 principal amount of 10% promissory notes, due on the earlier of March 31, 1997 or the closing of any financing having gross proceeds of not less than $3 million. Such promissory notes will be repaid from the proceeds of this Offering.

   Effective July 1995, the Company converted a $99,000 outstanding line of credit with Citibank, N.A. to a five year term loan with the bank. The outstanding balance on October 31, 1995 was $92,400 and is repayable in equal monthly principal installments of $1,650.

   During the period of January 1994 through April 1996, the Company's Chief Executive Officer made cash advances to the Company aggregating $230,750. A portion of the net proceeds received in April 1996 from the issuance of Company's 10% notes was used to repay this indebtedness in full.

   The Company believes that based upon its present business plan, the net proceeds from the sale of the Common Stock offered hereby will be sufficient to meet its currently anticipated working capital and capital expenditure requirements for at least the next 12 months. There can be no assurance that additional capital beyond the amounts currently forecasted by the Company will not be required nor that any such required additional capital will be available on reasonable terms, if at all, at such time as required by the Company.

                                   BUSINESS

   Index Stock is both a leading still image provider to traditional users of stock photography and an Internet content provider. The Company has developed a proprietary system for image storage, retrieval and transmission (the "Telephoto System") that allows its employees and customers to find, select and receive images electronically, using either keyword-or category-based search techniques. Index Stock licenses its library of more than one million images for fees based upon the type and nature of their use. Since its inception, the Company has licensed images to more than 50,000 customers in 35 countries worldwide. These images are provided to commercial users of stock photography, such as advertisers, graphic designers and publishers, as well as to emerging new markets of multimedia producers, consumer users and desktop publishers in the growing small office / home office ("SOHO") market. Index Stock believes that these emerging markets represent its largest market opportunity as on-line consumer and distribution networks and Internet use expand. The Company distributes images through two offices in the United States, 21 independent foreign agents and the on-line networks of CompuServe, Prodigy, and the World Wide Web portion of the Internet. Unlike many Internet content providers, Index Stock's consumer market business will not be dependent upon its ability to generate revenues from the sale of advertising. Index Stock has also developed image selection and layout tools that allow users to search, select and manipulate electronic versions of down-loaded images. The Company promotes its images using printed and CD-ROM catalogs, direct sales, direct mail, print advertising and public appearances.

INDUSTRY BACKGROUND

   Traditional still image providers, such as stock photography agencies, provide commercial users with film-based images for use in print and video applications. Stock photography agencies traditionally serve a broad range of commercial customers. These include newspapers, magazines, book publishers, calendar publishers, independent design firms, advertising agencies, corporate design departments, greeting card publishers, freelance designers, direct mail houses, television production companies, multimedia publishers, producers of posters, clothing, puzzles, and other printed products, and schools, universities, churches and charities.

   Although the functions of the still image provider have remained relatively unchanged over the years, new electronic scanning, searching, storage and transmission technologies have developed in response to changes in user needs. These technologies and the proliferation of easy-to-use desktop publishing software have also generated new market opportunities. The percentage of new computers shipped with high-quality color and high resolution video boards increased dramatically during the past five years and enhanced user ability to receive quality images. International Data Corporation reported the number of SOHO market customers owning PCs to be 4.9 million in 1995, over 14% of which had multimedia capabilities. At the same time, on-line communication and consumer distribution networks became easier to use, less costly and accessible to broad audiences of multimedia, consumer and SOHO users. Further, the rapid expansion of the World Wide Web allowed more direct access to on-line communication for these groups.

   Still image providers are part artist representative, part content provider and part direct marketer of products and services. The business is divided into three principal functions:

       Content Collection. Agencies gather many images from photographers, artists, publications and museums. Although some agencies purchase images, most, like Index Stock, have an image library and represent on a commission basis independent photographers and graphic artists or other independent still image suppliers, who in turn represent additional artists.
       Storage/Retrieval. Agencies sort images into categories and store them. When a customer requests a certain type of image with a set of characteristics, agencies respond by offering images from their inventory that match specific customer specifications.
       Sales/Marketing. Agencies solicit photographs from a variety of sources for use in diversified markets, and most issue catalogs that show the types of image they specialize in. In recent years, images have begun to be marketed through CD-ROM catalogs and other user-friendly forms of electronic transmission.

   The following illustrates the traditional image flow within a stock photography agency.

SOURCES                                                             USES

                              Stock Photo Agencies

Assignment Photographers                            Advertising Agencies
Photo Journalists                                   Design Firms

Agency-Employed                                     Magazine & Book
Photographers                                       Publishers

Museums, Libraries                                  Newspapers
Large Corporations

Source: Index Stock Photography, Inc.

   Both stock photo agencies and their customers require cost-effective, time-efficient and convenient methods of obtaining and delivering still images. Stock photo agencies have developed as an alternative to the more costly and time consuming approach of assigning a professional photographer to obtain specific images. These agencies have traditionally been labor intensive from the submission of images by suppliers of the agency to the selection and delivery of images to the agency's customers. This traditional business has had certain difficulties:

   o  Physical Transfer of Images

   Physically transferring original images from an image supplier to an agency or from an agency to a customer can be time-consuming and may result in loss or damage to the images.

   o  Long Delivery Time

   When a customer wants to use an image that is not in a catalog, it may take a day or more to find the right images and often it is hard for a customer to describe the image it wants without seeing it. Certain customers require immediate delivery of an image to use for a layout test or client presentation.

   o  Uncertain Cost

   Commercial customers need an easy way of knowing in advance how much a particular planned use of an image will cost. Because of labor intensiveness, agencies using traditional methods of operation cannot deliver images cost effectively enough to service small budget customers with personal or "unusual" needs for images.

THE OPPORTUNITY

   The Company's decision to digitize and automate its image library has enabled Index Stock personnel and customers to reduce costs and time spent in selecting images. The Company's simplified image selection process provides customers with direct use of keyword-or category-based search techniques. Digitalization, automation and changing communication technology have also enabled the Company to expand beyond traditional stock photography content sources, into sources such as sound and video libraries. The expansion of the Internet and the advent of on-line services focused on the consumer have opened an opportunity for technologically-oriented stock photography agencies to serve the emerging new multimedia, consumer and SOHO markets. Index Stock's Telephoto System and new content sources should allow it to expand into these newer and much larger markets, as well as to provide more cost-effective and time-efficient service to its traditional commercial base.

   The following illustrates new sources of and uses for stock photography and other electronic content.

SOURCES                                                            USES

- --------------------------                             ------------------------
Independent Stock                                      Home Users
Photo Agencies                                         Schools, Libraries
- --------------------------                             ------------------------

- --------------------------                             ------------------------
Assignment Photographer                                Small Business
Photo Journalists                                       Home Offices
- --------------------------                             ------------------------

- --------------------------                             ------------------------
Agency-Employed                                        Desktop Publishers Within
Photographers                                          Large Companies
- --------------------------                             ------------------------

- --------------------------   -----------------------   ------------------------
Museums, Libraries           Index Stock Photography   Advertising Agencies
Large Corporations                                     Design Firms
- --------------------------   -----------------------   ------------------------

- --------------------------                             ------------------------
Vector Art Libraries                                   Magazine & Book
Sound Libraries                                        Publishers
Visual Libraries
- --------------------------                             ------------------------

- --------------------------                             ------------------------
Image Manlipulation                                    Newspapers
Hardware & Software Cos
- --------------------------                             ------------------------

                                                       ------------------------
                                                       Internet Mails, E-Lines.
_____________Traditional Areas                         Newsgroups
                                                       ------------------------
- -------------Already Established New Areas
                                                       ------------------------
 .............Potential New Areas                       All-Rights-Included
                                                       CD-ROM Libraries
                                                       -----------------------
Source: Index Stock Photography, Inc.

   To date, more than 150,000 images have been electronically included in the Company's Telephoto image storage and management system. The Company is presently able to digitize approximately 1,000 images per week and intends to incorporate the remaining images currently in its library into the system within the next three years. A portion of the net proceeds from this Offering will be used to increase the rate at which the Company can digitize images. The Company developed tools that allow users to manipulate and customize the selection and layout of electronic images in the Company's image library. These image selection and layout tools assisted Index Stock in development of its site on the World Wide Web portion of the Internet. This site contains selected Index Stock images, prices for using images, information on Index Stock's photographers and business policies, links to other web sites that the Company believes will be of interest to its customers, and other products such as CD-ROM image collections and T-shirts. While commercial users requiring high-resolution versions of images may still need physical delivery of images selected for use, the selection process has been streamlined by reducing the cycle time from customer inquiry to delivery. Users not requiring high-resolution versions may receive delivery electronically.

   Multimedia, consumer and SOHO users can access and license images through the Company's Photos To Go(TR) service (available both on CompuServe and the World Wide Web), through Sprint's TPX system, through Knight-Ridder's PressLink system, and through Infonautics' Electric Library service (available currently on Prodigy, the Microsoft Network, and the World Wide
Web). These markets accept medium-and low-resolution quality images that can be delivered electronically for fees consistent with the price sensitivity of these markets. These users can manipulate or customize any down-loaded image.

   The Internet permits a broad range of individual and business users worldwide to access information and to communicate with others via electronic transfer. In particular, the World Wide Web allows content providers, like the Company, to publish and interlink information or content on-line and allows users easily to find and retrieve it.

   The following illustrates the homepage of Index Stock's website.

- ------------------------------               ---------------------------------
PHOTOS FOR                                   PHOTOS FOR
CONSUMERS                                    PROFESSIONALS
- ------------------------------               ---------------------------------

PICTURES

 . Image Search       . Photography:          . What's New            . Resource Links               . V.I.P. Registration
 . Consumer & Small     The Hobby             . About Index Stock     . Webmaster's Choice           . Telephoto(TM) Brawser
  Business Pricing   . Caption Contest       . IndexLinx Sites       . Building A Home Page         . Photo Catalogs
 . Photos To Go(TM)   . T-Shirts              . Photographer Profiles . Copyright & Licensing        . Special Collections
  CD-ROM             . Custom Merchandise    . Photo Submissions     . About Stock Photos           . Electronic Delivery
 . Special Promotions . Background Tile Sets  . Job Postings          . PACA                         . New Photograph

- ------------------------------------------------------------------------------
This site is best viewed with Netscape Navigator. To contact Index, send your e-mail message to Webmaster@index stock.com. Our mailing Fifth Avenue, New York, NY 10011. Telephone: 212-929-4644 Fax: 212-633-1914.
- ------------------------------------------------------------------------------

STRATEGY

   The Company's objective is to be the leading provider of still images to both traditional advertising and publishing users and to new multimedia, consumer and SOHO users. The Company's strategy includes the following key elements:

MAINTAIN LEADING EDGE TECHNOLOGY

   The Company will continue to use leading edge technology to automate fully all aspects of its business. Index Stock believes that its Telephoto System provides it with a strategic advantage in gathering, processing and distributing content. The Company will continue to upgrade its technology platform to maintain the advantages of ease of access, convenience and lower cost per use.

DELIVER NEW MARKETS

   The Company intends to expand its efforts to reach the new multimedia, consumer and SOHO markets through its site on the World Wide Web and through its on-line and consumer distribution networks. Index Stock will use on-line consumer services and the Internet to educate customers about additional ways to access and use its content. The Company will also continue to promote its products through direct mail, e-mail, print advertising, public relations and referrals.

EXPAND INTERNATIONAL PRESENCE

   The Company intends to leverage its existing network of international agents and the communications capabilities of the Telephoto System to further develop its professional and consumer market licensing efforts outside of the U.S.

EXPAND IMAGE COLLECTION

   The Company intends to increase significantly the number of images contained in its image library and make substantially all of its images accessible electronically. Index Stock intends to expand the Company's image collection by continuing to add photographers, acquire additional collections and affiliate with other sources of still images. The Company also intends to solicit exclusive rights to represent image collections held by major corporations and libraries. For example, Index Stock has obtained the right to represent much of the Northrup Grumman Corporation's collection of color and black & white images.

DELIVER ADDITIONAL CONTENT

   The Company intends to use its Telephoto System as a platform for delivery of a variety of content-based products and services other than still images. For example, the Company has made Graphic Corp. fonts available to its customers for downloading and will explore offering other new products and services that deliver content other than still images.

DELIVERY ALTERNATIVES AND PRODUCTS

   In the past, Index Stock sent commercial users of stock photography original positive transparencies delivered on a same day or overnight basis. When possible, the Company delivered high-quality duplicates of its most valuable images. These duplicates were also delivered physically to the Company's foreign agents. Certain commercial users in the United States now receive images from the Company in files of scanned electronic form on a floppy disc, CD-ROM or removable hard disc. The Company can deliver up to a 16MB file size scan of selected images. Under certain circumstances, the customer can create a final product directly from this file without using a film version of the image. Customers requiring immediate delivery of images can also receive them via e-mail or fax. Index Stock has also produced a number of CD-ROM discs sold through retail mail order channels. The purchaser of these CD-ROM discs obtains the right to use the images included on these discs for certain types of design and advertising projects.

   New distribution technologies have also been employed to deliver images. For example, the Company was able to transfer 5,000 images to an on-line distribution network using a File Transfer Protocol (FTP) Server on the Company's World Wide Web site. Index Stock uses standard utilities to create correct file sizes for this system and provides a copyright notice on each image. It then uses a simple conversion program to transfer the required keywords for this service from its SQL Server database. The Company also recently delivered other sets of images to customers and distribution networks on floppy discs, Syquest(R) discs, CD-ROM, by e-mail and on 4mm DAT tape.

   The Company also supports on-line viewing and retrieval of its images through six different on-line services:

   Telephoto(TR) is the Company's proprietary, Internet-based browsing system. Using this system, the Company's customers can search for images, view them, and download medium-resolution versions for layout and design work. The system is offered only to selected customers, and carries no subscription or use charges. Customers pay only for using images in their projects.

   Photos to Go(TR) on CompuServe allows any CompuServe user to search for and download images directly from the Company's database. CompuServe handles all of the billing and tracking operations associated with this service.

- ------------------------------------------------------------------------------
Photos To Go

                     [Screen shot of Company's Photos to Go
                             service on CompuServe]

How to use Photos to Go
Who Should use Photos to Go
About Photos to Go
Talk to Us: Our Feedback Form
Photos To Go Products
Will I Be Charged?

Pictures
- ------------------------------------------------------------------------------

   Photos to Go(TR) on the World Wide Web allows Internet customers to search directly for and view images that are stored on the Company's Internet site. Customers can pay to download images using any major credit card.

   The Picture Exchange ("TPX"), an operation of Sprint, allows customers to browse for images using a free-text search engine and download medium-resolution versions for layout use. Currently, TPX customers must pay to TPX a one-time subscription fee and a fee for the time they are connected to the service. Customers pay the Company directly for each medium-resolution image they download.

   PressLink, offered by Knight-Ridder to newspapers, publishers, and other image-using customers, both in the U.S. and Europe, allows customers to download images directly from the service. Customers pay all fees to PressLink and are charged for the images they use and for various connection and set up costs. Index Stock receives a portion of content fees charged by Presslink to its users.

   Electric Library from Infonautics offers the Company's images as part of an on-line information service that is distributed through both the Prodigy Network and the World Wide Web portion of the Internet (address http://www.infonautics.com). The Company receives a portion of the subscription fees that Infonautics receives from its users.

   The Company is evaluating other methods of delivering its product and creating an awareness of imaging in nontraditional imaging markets. To date, this has included (i) incorporating groups of images into other companies' software products, such as Corel and PhotoDisc CDs; and (ii) producing CD-ROMs with large numbers of low-resolution images suitable for personal use only.

NEW PRODUCTS

   The Company has also begun developing several new products that deliver content other than still images. The first of these was introduced in November 1995. It was a set of image-carrying T-shirts called "BBTs" that are available for purchase through the Company's web site. At present, the Company offers image-carrying T-shirts, sweat shirts, and caps.

                      [Screen shot of Product Order Form]

SECTION A - ORDER YOUR FASHION STATEMENTS HERE

Pictures

Section 1                      Section 2                 Section 3

Quantity:                      Quantity:                 Quantity:
(Fill in number) ___           (Fill in number) ___      (Fill in number) ___

Item: (Check ONE)              Item: (Check ONE)         Item: (Check ONE)
__T-shirts @ $12.97            __T-shirts @ $12.97       __T-shirts @ $12.97
__Sweatshirt @ $23.97          __Sweatshirt @ $23.97     __Sweatshirt @ $23.97
__Cap @ $11.97                 __Cap @ $ 11.97           __Cap @ $11.97

Design: (Check ONE)            Design: (Check ONE)       Design: (Check ONE)
__BBT#1001                     __BBT#1001                __BBT#1001
__BBT#1002                     __BBT#1002                __BBT#1002
__BBT#1003                     __BBT#1003                __BBT#1003
__BBT#1004                     __BBT#1004                __BBT#1004
__BBT#1005                     __BBT#1005                __BBT#1005

OPERATIONS

   Index Stock offers a varied and changing supply of still image content that it believes to be responsive to changing taste and demand for different themes. Attracting and maintaining representative relationships with desirable photographers and independent agencies is an important part of having the necessary inventory to respond to customer requests. The proper cataloging of images is critical to controlling the receipt of images from suppliers and responding to user requests in a timely manner. Index Stock strives to be identified with high-quality still images, a broad range of image subjects and a convenient system for accessing and retrieving images.

LICENSE FEES

   The Company licenses photographs and still images to its customers for a fee. Fees vary based upon the type and nature of use. Typical fees for commercial users average $475 per image. The consumer and SOHO customers access images on-line and through the Internet and are charged a fee varying from about $5 to $100 per image, paid for using credit cards.

   The Company has been selective in its engagement of the photographers, graphic artists and agencies whose images the Company markets. Index Stock constantly seeks new image providers and independent agencies with reputations for high-quality work. The Company believes that this emphasis on image quality has helped it establish a favorable reputation in the industry.

   The license fees charged reflect fundamental differences between the traditional stock photo image market and the emerging new multimedia, consumer and SOHO markets. Fees charged in the emerging markets are expected to remain lower than those charged in commercial markets, although the Company's costs of completing a customer transaction are expected to be significantly lower. It is anticipated that the volume of users will be greater in the emerging markets due to the large universe of potential users. The fee differential is justified by the Company's expectation that the consumer and SOHO market user will review far fewer images before making a decision, will generally not require the level of staff assistance available to commercial users and will use images only for personal and educational uses.

   The fee differential is also justified by the differences in the quality of resolution and types of images typically licensed to the traditional and the emerging consumer and SOHO market users. The Company licenses only compressed, medium-resolution images to consumer and SOHO users who generally do not have sufficiently powerful computers or printers able to take advantage of high-resolution images frequently required by traditional market users. Traditional and consumer users also generally request different types of images. The former tend to look for images of business situations, technology, medical situations, sports, people at leisure, and nature scenes. To date, the latter have generally requested images of people expressing emotions, humorous situations, sports, animals, travel scenes and nature. As a result, the same image is not usually licensed to users in both of these distinct markets with their significant price differences. There is no assurance that this will not change.

COMPUTERIZED TRACKING

   The Company's library staff operates a computerized submission tracking system that catalogues each image that is submitted and retained by the Company. The editing staff selects the best images from each submission, retaining typically between 5% and 50% of the images it receives. The library staff relies upon custom programs to categorize and bar-code the selected images and to record the return of the remaining images to the photographer or image supplier. Each selected image is scanned at a medium resolution using a Company custom-built, mechanized scanning system. Keyword operators enter a description of each scanned image into an SQL Server database using a structured vocabulary developed by the Company based upon customer service experience.

CUSTOM BROWSER SOFTWARE

   Index Stock's custom browser software allows sales personnel in the Company's New York and Los Angeles offices to respond to customer inquiries to locate images using broad categories, specific keywords, or combinations of both. The software permits them to search image caption fields or select images from a particular photographer. The library and editing staff also use this browser to evaluate the need for additional images in specific image categories and to review a photographer's work and popularity among its customers. The browser can retrieve hundreds of images within a few minutes. The current version operates on both IBM-compatible and Apple Macintosh PCs. The Company has also installed the browser on a developmental basis on the computers of several of its larger customers. The Company is currently distributing the browser to many of its traditional customers.


Pictures

                   [Screen shot of Company's Telephoto Browser
                      showing 12 images available to users
                        resulting from a keyword search]

MARKETING

   Index Stock produces all of its advertising and sales promotion materials in-house, using desktop publishing software. The Company has produced CDs of images with both outside vendors and in-house personnel. During the development of this delivery medium, the Company believes that it acquired valuable information about image data storage, CD cataloging, CD packaging and artwork, and end-user instructions.

   A network-based sales management system records all contacts with Company customers. The system helps Index Stock plan for future customer calls and records special customer preferences and needs. It also assists in the maintenance of the Company's mailing lists and provides marketing information to guide the Company in its image acquisition and promotion efforts. The Company currently uses internal direct sales personnel to sell images to traditional users of still images.

  U.S. MARKETING

   The Company presently markets its images through printed and CD-ROM catalogs, on floppy or other types of removable discs, and through e-mail or fax delivery. The Company has created awareness of its products among traditional commercial users by direct sales contact and through the Company's printed and CD catalog. The Company is also seeking to establish user awareness through news articles and promotions with on-line network distribution channels. Index Stock monitors the number of times prospective customers access the Company's World Wide Web site or its on-line network on Compuserve. The rates of access have steadily increased since July 1995 when the Company began tracking this information.

   The Company believes that one way of evaluating the success of the Company's marketing programs and effectiveness of its sales force is to monitor the percentage of customer requests for images that result in the licensing of an image. During the period 1992 through 1995, this rate of conversion improved from approximately 60% to 70%. Index Stock believes that this improvement resulted from having an expanded library, a reputation for high quality, and a staff capable of responding to customer needs in a timely and efficient manner. The staff's ability to deliver these services is directly linked to the development and use of the Company's Telephoto System for electronic image storage, retrieval and transmission.

  INTERNATIONAL MARKETING

   A significant portion of the Company's revenues are derived from the licensing of images in the traditional advertising and design markets in foreign countries. Index Stock currently markets images in 34 foreign countries through 21 independent foreign agents.

  CONSUMER MARKETING

   In order to further develop awareness among potential consumer and SOHO customers, Index Stock has begun sponsoring contests, "chat" sessions, and links to other image-related activities. Advertising is expected to become more prominent in the marketing and development of these markets. The Company has also arranged to provide information and discounts on hardware and software from companies like Specular(TR), Adobe, Macromedia(TR), U-Lead(TR), and Equilibrium(TR). The Company's site on the World Wide Web currently contains links to more than 50 other web sites. Management expects that these and other steps such as direct mail and print advertisement, will increase overall traffic in its on-line area, although there can be no assurance. There can be no assurance that increased awareness will result in actual transactions with the Company.

COMPETITION

   The still image business is fragmented and competitive. Participants in the industry compete based upon the size of their image library, quality of images available for license, price and service. Index Stock's competitors have not reacted to the advent of electronic imaging and changing communication technologies in any uniform manner. The Company believes that digitizing and automating fully image storage, retrieval and transmission is important to the Company's planned growth and provides a strategic advantage over its competition. The Company believes that its competitors who use electronic scanning are only scanning selected images, while the Company plans to make its entire collection available electronically. The Company believes that its approach in this area will contribute to improved customer service and satisfaction while reducing the costs incurred by the Company in connection with the delivery of its products and services.

   It is possible that new competitors for on-line stock photo services may come from outside of the traditional stock photography industry. Index Stock is aware of several large companies that have decided to set up third-party multimedia networks. For example, PhotoDisc, a major supplier of photo-based CD-ROMs, is offering images from its discs to customers through a searchable web site. Picture Network International ("PNI") has indicated that it has scanned, keyworded and stored approximately 400,000 images obtained from 64 sources. Its customers can access this database through PNI's site on the World Wide Web. Depending upon the size of the job, the customer will contract directly with PNI or be referred to the image provider. Corbis, Inc. has announced that it has the right to distribute electronic versions of several hundred thousand images from several sources. Corbis has a forum on America On-Line and a searchable site on the World Wide Web and announced plans to build on-line services and CD products around stock and art photos. Index Stock believes that the Company's direct contacts with customers and photographers differentiate it from its competition and provide Index Stock with valuable marketing information that would not be available under these competitors' approach to the business. However, these competitors may have larger staffs than Index Stock and greater financial resources available to them.

PROPRIETARY RIGHTS

   The Company does not own any of the still images in its library. Index Stock contracts with copyright owners to pay a fee based upon use of its images. This right generally includes the right to duplicate the image, store it in the Company's database, and distribute it to the Company's customers and agents, domestic and foreign. In certain instances the Company's right to use an image may be geographically restricted or have other special limits on use.

   The Company's standard contract with image providers generally provides for a five-year term and requires that the image provider furnish all copies of the covered images to the Company on an exclusive basis. These agreements typically require the Company to make quarterly royalty payments based upon licensed fees collected by the Company from its customers. The actual royalty paid ranges from 25% to 70% of the amounts received by the Company. The precise terms of each contract may differ and the details of any particular contract are stored on-line in the Company's database. The Company's contracts with image providers include provisions releasing the Company from claims or liability resulting from the physical loss of or damage to an image in the Company's library or the misappropriation or misuse of the image by any third party. The Company maintains in multiple locations duplicates of the most popular images in its image library.

   The Company's Telephoto System for image storage, retrieval and transmission of still images is protected as a trade secret of the Company and is not covered by any patents. Each employee who has participated in the development of this proprietary system or has access to it has entered into a confidentiality and nondisclosure agreement with the Company designed to prevent unauthorized use or disclosure. See "Risk Factors."

   The Company has obtained a fully paid-up nonexclusive World wide license to use patent rights covered by a certain United States patent owned by E-Data Corporation. This patent pertains to certain processes involving electronic distribution of images.

FACILITIES

   The Company leases its headquarters in New York City, consisting of approximately 7,000 square feet, pursuant to a lease that expires on December 31, 1996. The Company will continue to maintain its headquarters in New York City and move to a 16,500 square foot facility that will be ready for occupancy in July 1996. The new lease has an initial term of seven years and seven months and an initial base annual rent of $185,625 and increasing over the term to $221,645 per annum. Index Stock also leases its office in Los Angeles, consisting of approximately 140 square feet, on a month to month basis. Management believes that its facilities are adequate for its present level of planned operations.

EMPLOYEES

   At May 31, 1996, the Company had 39 full time employees, including 15 relating to sales or sales management, 7 related to development of electronic products and services, 12 related to handling of images, and 5 related to administration. The Company also had 5 part-time employees, working primarily in the image-handling area. The Company believes that its relations with its employees are good. None of the Company's employees is represented by a labor union or is subject to a collective-bargaining agreement.

LEGAL PROCEEDINGS

   The Company is not a party to any material legal proceedings.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

   The executive officers, key personnel and directors of the Company and certain information about them are set forth below.

 Name                   Age   Position
 -------------------   -----   ---------------------------------------------------
Bahar Gidwani  .....    41    Chairperson of the Board and Chief Executive Officer
Christopher Ferrone .   38    Vice-President International
Lindsey Nicholson  .    30    Vice-President Editing
Michael Uffer  .....    44    Vice-President Technology
Leslie Gerber  .....    30    Vice-President Production
Kathy Mullins  .....    54    Vice-President Electronic Services
Robert N. Paltos  ..    51    Vice-President Sales
James D. Pyden  ....    39    Chief Financial Officer
Nina Palmieri  .....    32    Vice-President Library Services
Susan Fournier  ....    38    Director
Kent Lawson  .......    51    Director
Arthur M. Schneck  .    70    Director


   All directors hold office for one year terms or until their successors are elected and qualified. Officers serve at the discretion of the Board of Directors. Non-employee directors will receive $1,000 for each meeting attended and be entitled to receive stock options granted by the Board of Directors upon the recommendation of the Compensation Committee.

   Bahar Gidwani has been Chairperson of the Board and Chief Executive Officer since he founded the Company in 1991. Prior to founding Index Stock, Mr. Gidwani worked from 1983 through 1990 in the Research Department of Kidder, Peabody & Co. where he ultimately attained the level of Vice-President and Shareholder. From 1981 through 1983, Mr. Gidwani worked for McKinsey & Co. in both its New York and Lisbon offices. From 1976 through 1979, Mr. Gidwani worked for Burroughs Corporation as a software developer, project manager, and account executive in its Boston and Hong Kong offices. Mr. Gidwani received an MBA degree with Highest Distinction (Baker Scholar) from Harvard Business School in 1981 and received his designation as a Chartered Financial Analyst (CFA) in 1986.

   Christopher Ferrone has held various managerial and supervisory positions with the Company. Presently, he supervises the operations of the Company's New York office and manages the Company's relationships with its international agents. Before joining Index Stock, Mr. Ferrone worked as a credit analyst and loan officer with The Bank of Tokyo and as an assistant treasurer at U.S. Trust.

   Lindsey Nicholson joined Index Stock in 1992. She had previously worked for six years with another major stock photography agency, The Stock Market, where she managed the photography department and directed its international distribution effort. Ms. Nicholson's duties include designing the Company's catalog and directing its relations with its photographers.

   Michael Uffer joined Index Stock in October 1993 and is responsible for directing its development operations. Prior thereto, Mr. Uffer led several development efforts for Popkin Software, a leading developer of Computer Aided Software Engineering tools. From 1985 through 1991, Mr. Uffer held positions of increasing responsibility in the development operation of Information Builders, a major supplier of cross-platform database tools.

   Leslie Gerber joined Index Stock in September 1993, and is responsible for the Company's scanning and keywording operation. Prior thereto, Ms. Gerber worked for the City of New York from September 1991 through 1993 and The Image Bank from March 1990 through June 1991, another major stock photo agency.

   Kathy Mullins joined Index Stock in November 1992 and is responsible for all aspects of the Company's consumer and SOHO marketing programs. Prior thereto, she spent eight years leading marketing activities for Comstock, another major stock photo agency. While with Comstock, Ms. Mullins helped develop its direct mail and advertising programs and participated in its international expansion. In addition to her BA degree, she recently received a diploma in Direct Marketing Management from New York University.

   Robert N. Paltos joined the Company in May 1996 as Vice-President. He was National Sales Manager for Prodigy Services Company from 1984 through 1996, with responsibility for advertising and marketing national accounts. From 1984 through 1988, he was Regional Vice-President for Western Union Corporation, with responsibility for managed sales/marketing activities for Western Union's Network Services division. Mr. Paltos received a BA degree with honors from St. John's University. He also attended New York University's Graduate Program, Government & Business Studies.

   James D. Pyden joined the Company in May 1996 as its Chief Financial Officer. Prior thereto, Mr. Pyden was Corporate Controller for Computron Software, Inc. from October 1995 through May 1996 and held various positions with Allerion Inc., from 1981 through September 1995, including Vice-President and Controller. From 1981 through 1984, Mr. Pyden also worked as an auditor in the Morristown, New Jersey offices of Deloitte & Touche. Mr. Pyden holds a BA degree from Michigan State University.

   Nina Palmieri joined Index Stock in May 1996 as its library manager. Prior thereto, Ms. Palmieri was Director of Customer Service at The Stock Market, another major stock photo agency, where she was employed for five years. In addition, she has several years of experience in retail management. Ms. Palmieri holds a bachelors of fine arts degree from the School of Visual Arts.

   Susan Fournier has been a director of the Company since May 1996. Since 1994, she has been an Assistant Professor of Business Administration at the Harvard Business School. From 1985 through 1989, Ms. Fournier was a Vice-President and Associate Research Director at Young & Rubicam
Advertising. She specializes in the study of customer relationship building.

   Kent Lawson has been a director of the Company since May 1996. Mr. Lawson is the founder and president of Magna Software Corporation, a 20-year old software development tools company. Mr. Lawson holds a BA degree in Economics from Beloit College and an MBA degree from Washington University. He has attended the American Management Associations's Executive Management Course and completed the Harvard Business School's Owner/President's Management program.

   Arthur M. Schneck has been a director of the Company since May 1996. Mr. Schneck is a senior partner in the law firm of Schneck Weltman Hashmall & Mischel LLP, counsel to the Company. Mr. Schneck received an LLM degree in taxation and JD degree from Brooklyn Law School, and a BBA degree from the City College of the City University of New York.

BOARD OF ADVISORS

   The Company has an advisory board that meets with its key management quarterly to review the Company's performance and help it form its strategic plans. Some members receive cash compensation, which is currently fixed at $250 per meeting, and stock option grants. All members receive reimbursement for any travel and lodging costs.

   The following persons presently serve on the Board of Advisors:

   Joanna Ferrone was the founder of Index Stock International, Inc., the New York based photo stock photography agency from which the Company acquired certain assets in 1991. She is also the co-owner of the Fido-Dido and other cartoon characters. Ms. Ferrone owns an extensive image collection that is represented by the Company.

   Raeanne Rubinstein was the founder of Telephoto, Inc., a New York based stock photo agency, some of whose assets the Company acquired in March 1992. She is a well-known photographer who specializes in images of musical personalities. Her non-celebrity work is represented by the Company.

   Philip Schaeffer is Senior Vice-President of Robert Fleming Inc., in charge of the Special Credits Group. Prior to joining Robert Fleming, Mr. Schaeffer founded and operated his own fund management company in partnership with Cowen & Co. From 1981 through 1985, Mr. Schaeffer worked with the Taubman Group of Companies in positions of successive responsibility, including Chief Financial Officer of A&W Restaurants, Inc. Mr. Schaeffer received an MBA degree with high distinction from Harvard Business School in 1981 and is a Certified Public Accountant (CPA).

   Allen Russell was the founder of ProFiles West, a Colorado-based agency that specialized in images that portrayed the Western lifestyle. He joined the board in January 1996 following completion of the Company's acquisition of selected assets from his company. Mr. Russell is a well-known photographer and authority on the stock photo industry. The majority of his work is represented by the Company.

BOARD COMMITTEES

   The Board of Directors plans to establish a Compensation Committee and Audit Committee following the completion of this Offering, the majority of which will be comprised of non-employee directors. The Compensation Committee will make recommendations to the Board concerning salaries and incentive compensation for the Company's officers and employees, including administration of the Company's 1992 Non-Qualified Stock Option Plan. The Audit Committee will review the results and scope of the audit and other accounting related services and review and evaluate the Company's internal audit and control functions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   The Company did not have a Compensation Committee or Audit Committee during the fiscal year ended October 31, 1995. Mr. Gidwani participated in establishing his officer's compensation during such fiscal year.

EXECUTIVE COMPENSATION

   The following table sets forth all compensation awarded or paid by the Company for services rendered to the Company by the Company's Chief Executive Officer ("Named Executive Officer") in all capacities during the fiscal year ended October 31, 1995. No executive officer of the Company received more than $100,000 in salary, bonus or other compensation during the fiscal year ended October 31, 1995.

                          SUMMARY COMPENSATION TABLE

                             Annual Compensation
 -----------------------------------------------------------------------------
Name and Principal Position                                           Salary
 -----------------------------                ------                 ---------
Bahar Gidwani, Chief Executive                 1995                  $90,000
 Officer  ....................                 1994                   90,000
                                               1993                   90,000

1992 NON-QUALIFIED STOCK OPTION PLAN

   The Company's 1992 Non-Qualified Stock Option Plan, as amended (the "1992 Plan"), provides for the grant to employees, directors and consultants of nonstatutory stock options to purchase an aggregate of 198,600 shares of Common Stock. At January 31, 1996, there were outstanding under the 1992 Plan 131,076 options to purchase shares of the Company's Common Stock.

   The 1992 Plan is administered by the Board of Directors (the "Administrator"). Options are not transferable by the recipient except by will or by the laws of descent and distribution, and are exercisable during the lifetime of the recipient only by such recipient. The Options granted under the 1992 Plan must be exercised within three months of the end of optionee's status as an employee or consultant of the Company, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option term. The exercise price of all stock options granted under the Plan is determined by the Administrator, based upon fair market value thereof as of the date of grant. The maximum term of an option granted under the Plan may not exceed ten years from the date of grant. The Company retains a right of first refusal to buy any shares obtained through the exercise of the options that are subsequently offered for sale.

   In November 1995, the Company granted Mr. Bahar Gidwani, Chairperson of the Board and Chief Executive Officer, a five year option to purchase 13,240 shares at a price per share of $4.53, of which 6,620 shares were immediately exercisable and the balance exercisable one year from the date of grant.

MANAGEMENT-EMPLOYEE AGREEMENTS

   The Company has entered into an employment agreement with Mr. Bahar Gidwani. The agreement provides that Mr. Gidwani will serve the Company as Chief Executive Officer and Chairperson of the Board for a three-year period commencing July 1, 1996. During this period, Mr. Gidwani will be paid an annual salary of $120,000 and be entitled to bonuses payable in cash or stock, as determined by the Board of Directors in its discretion, upon the recommendation of the Compensation Committee. Mr. Gidwani will also be entitled to benefits made available generally to senior level personnel of the Company, including without limitation, participation in any stock option or incentive programs established by the Board of Directors.

   The Company has non-disclosure and confidentiality agreements with each of its executive officers, key personnel and persons who participated in the development of the Telephoto System. These agreements prohibit disclosure of confidential information to anyone outside of the Company both during and subsequent to employment and require disclosure to the Company of ideas, discoveries or inventions relating to or resulting from the employees' work for the Company and assignment to the Company of all proprietary rights to such ideas, discoveries or inventions. These agreements also provide that these employees will refrain from accepting employment from any business that competes with the Company for a period of one year following termination of employment with the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

   The Company's Certificate of Incorporation (the "Charter") contains certain provisions permitted under the Delaware General Corporation Law ("DGCL") relating to the liability of directors. These provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. The Charter also contains provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                             CERTAIN TRANSACTIONS

   In 1991, the Company sold shares of its Preferred Stock in a private financing. Mr. Bahar Gidwani, Chief Executive Officer, a director and a principal stockholder of the Company, purchased 74,475 shares, Polaris Fund L.P., of which Messrs. James Lynch and Timothy Draper are general partners (see "Principal Stockholders"), purchased 82,750 shares, Mr. Andrew Shechtel, a principal stockholder of the Company (see "Principal Stockholders"), purchased 66,200 shares and The Timothy C. Draper Revocable Living Trust, of which Mr. Draper is trustee, purchased 16,500 shares for $3.02 per share, the price paid by all investors in such offering. Mr. Draper's sister also purchased 16,550 shares at the same price. Each of the Company's outstanding shares of Preferred Stock will convert to one share of Common Stock upon the closing of this Offering.

   In 1993, the Company sold shares of Common Stock in a private financing. Mr. Shechtel and Polaris Fund L.P. purchased 60,181 shares and 30,091 shares, respectively, for $3.32 per share, the price paid by all investors in such offering.

   In 1995, the Company sold shares of its Common Stock in a private financing. In such financing, Mr. Gidwani purchased 3,972 shares, Polaris Fund L.P. purchased 3,972 shares, Ms. Joanna Ferrone, an independent photographer represented by the Company, a principal stockholder of the Company and a member of the Company's advisory board (see "Principal Stockholders"), purchased 2,383 shares and Mr. Shechtel purchased 35,748 shares, each at a price of $4.52 per share, the price paid by all investors in such financing. In January 1996, Mr. Shechtel also purchased 19,860 shares and a warrant to acquire 9,930 shares, exercisable prior to January 24, 1999, at $4.98 per share, for an aggregate purchase price of $99,000.

   In April 1996, the Company issued to six investors for $500,000 an aggregate of $500,000 principal amount of 10% notes (the "10% Notes") and warrants to purchase in the aggregate 132,400 shares of Common Stock at a purchase price per share of $6.04, exercisable prior to March 31, 2001. In this transaction, Mr. Shechtel purchased $200,000 principal amount of the 10% Notes, together with warrants to purchase 52,960 shares. Polaris Fund L.P. purchased $70,000 principal amount of such notes, together with warrants to purchase 18,536 shares. In addition, The Timothy C. Draper Revocable Living Trust, of which Mr. Draper is trustee, and Mr. Draper's sister purchased $30,000 principal amount of the 10% Notes and warrants to purchase 7,944 shares.

   During the period of January 1994 through April 1996, the Company's Chief Executive Officer made cash advances to the Company aggregating $230,750. A portion of the proceeds of the sale by the Company of its 10% Notes in April 1996 was used to repay such indebtedness in full. No interest was charged or accrued with respect to the advances.

   The Company believes that all of the foregoing transactions were made upon terms and conditions at least as favorable as those available from disinterested third parties.

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock and is adjusted to reflect the sale of the shares of Common Stock offered hereby, by (i) each person (or group of affiliated persons) who is known by the Company to own beneficially 5% or more of the Company's Common Stock, (ii) each of the Company's directors, (iii) the Named Executive Officer and (iv) all directors and executive officers as a group. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.


                                                                                Percentage
                                                                                Ownership
                                                    Number of Shares    ------------------------
                                                      Beneficially         Before        After
Beneficial Owner - Name and Address                     Owned(1)          Offering     Offering
 -----------------------------------------------   -------------------   ----------    ----------
Bahar Gidwani  .................................          747,067           54.1%        31.4%
126 Fifth Ave., New York, NY 10011

Andrew Shechtel  ...............................          244,879(2)        17.7%        10.3%
33 Witherspoon Street, Princeton, NJ 08542

James Lynch  ...................................          135,349(3)         9.8%         5.7%
James Yarmon
103 Laurel Hill Circle, Chapel Hill, NC 27514

Timothy Draper  ................................          184,337(4)        13.3%         7.7%
103 Laurel Hill Circle, Chapel Hill, NC 27514

Joanna Ferrone  ................................          112,716            8.2%         4.7%
155 Avenue of the Americas, New York, NY 10013

Susan Fournier  ................................            1,324(5)          *            *
Harvard Business School, Soldiers Field Road
Boston, MA 02163

Kent Lawson  ...................................                0             *            *
275 Seventh Avenue, New York, NY 10001

Arthur M. Schneck  .............................            9,930(6)          *            *
1285 Avenue of the Americas, New York, NY 10019 .

All directors and executive officers as a group
  (4 persons) ..................................          766,265           55.5%        32.2%

- ------
* less than one percent

(1) Includes 6,620 shares issuable upon exercise of an outstanding option granted under the 1992 Plan.

(2) Includes 62,890 shares issuable upon exercise of outstanding warrants.

(3) Includes 18,536 shares issuable upon exercise of outstanding warrants. Messrs. Lynch and Yarmon are general partners of Polaris Fund L.P., the record owner of such shares. They share voting and investment power respecting such shares with Timothy Draper, also a general partner of Polaris Fund L.P. The Fund is a limited partnership formed to provide venture capital to early-stage development companies.

(4) Mr. Draper is a general partner of Polaris Fund L.P., the beneficial owner of 135,349 shares, and shares voting and investment power respecting such shares with James Lynch and James Yarmon, also general partners of Polaris Fund L.P. Mr. Draper is also the beneficial owner of 48,988 shares as to which he has sole voting and investment power. Of such shares, 3,972 shares are issuable to him upon exercise of outstanding warrants, 20,522 shares are owned of record by his sister, and 3,972 shares are issuable to his sister upon exercise of outstanding warrants. Mr. Draper disclaims any economic interest in the shares or warrants owned of record by his sister.

(5) Shares issuable upon exercise of outstanding options granted under the 1992 Plan.

(6) Such shares are beneficially owned by Schneck Weltman Hashmall & Mischel LLP, of which Mr. Schneck is a partner; includes 6,620 shares issuable upon exercise of options granted under the 1992 Plan.

                         DESCRIPTION OF CAPITAL STOCK

   The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, $.0001 par value, and 2,000,000 shares of Preferred Stock, $.01 par value.

COMMON STOCK

   As of May 15, 1996, there were 1,366,523 shares of Common Stock outstanding, held of record by 28 stockholders (assuming the conversion to Common Stock of all outstanding shares of Preferred Stock upon the closing of this Offering and excluding any shares issuable upon exercise of outstanding options or warrants aggregating 273,406 shares). The holders of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to Preferred Stock issuable in the future, if any, the holders of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock then outstanding, if any. The Common Stock has no preemptive, conversion or other subscription rights. There are no redemption or sinking funds provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

   Effective upon the closing of this Offering, the Company will be authorized to issue 2,000,000 shares of undesignated Preferred Stock. The Board of Directors will have the authority to issue the undesignated Preferred Stock in one or more series, to determine the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of undesignated Preferred Stock and to fix the number of shares constituting any such series and the designations of such series, without any further vote or action by the stockholders. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may also have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue Preferred Stock.

   In 1991, the Company issued 331,000 shares of Series A Preferred Stock in connection with a private financing and 110,333 shares of Series B Preferred Stock in connection with an acquisition. Upon the closing of this Offering, each share of Preferred Stock outstanding automatically converts to one share of Common Stock.

OUTSTANDING WARRANTS AND OPTIONS

   There are 142,330 shares of Common Stock reserved for issuance upon the exercise of outstanding common stock purchase warrants. Of such shares, 132,400 have been registered for sale under the Securities Act, although the beneficial owners of such shares have entered into an agreement with the Company and the Underwriters not to offer or sell any of such shares for a period of 12 months following the date of this Prospectus, without the written consent of the Representative. See "Underwriting." In addition, there are 131,076 shares of Common Stock reserved for issuance under the Company's 1992 Plan.

CERTAIN PROVISIONS OF DELAWARE LAW


   The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner.

A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

   The Transfer Agent and Registrar for the Common Stock is Continental Stock Transfer and Trust Company.

                       SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this Offering, the Company will have outstanding 2,366,523 shares of Common Stock (excluding 273,406 shares of Common Stock issuable upon conversion of all outstanding options and warrants). With respect to the outstanding warrants, 132,400 shares underlying such warrants have been registered for sale and are being offered hereby, subject to an agreement with the holders thereof not to sell such shares for 12 months following the date of this Prospectus (the "Effective Date") without the consent of the Representative. See "Underwriting." Of the outstanding shares, the 1,000,000 shares (and any shares sold if the Underwriter exercises its over-allotment option) sold in this Offering will be freely tradeable without restriction under the Securities Act, unless purchased by "affiliates" of the Company.


   The remaining 1,366,523 shares of Common Stock held by existing stockholders are "restricted" shares under the Securities Act (the "Restricted Shares"). Approximately 249,580 Restricted Shares will be eligible for sale in the public market on the Effective Date pursuant to Rule 144(k), although the holders thereof have agreed not to sell such shares for a period of 12 months following the Effective Date without the consent of the Representative. Beginning 12 months after the Effective Date, upon the expiration of 12-month lock-up agreements between existing stockholders of the Company and the Representative, approximately 1,018,967 additional Restricted Shares will become eligible for sale pursuant to Rule 144, subject to certain volume and other resale restrictions.

   In general, under Rule 144 as currently in effect, beginning 90 days after the Effective Date a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years (and, with respect to non-affiliates of the Company, who has beneficially owned Restricted Shares for at least three years) will be entitled to sell in any three-month period up to the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 23,599 shares immediately after this Offering assuming no exercise of the Underwriters' over-allotment option) or (ii) the average weekly trading volume of the Company's Common Stock in The Nasdaq Stock Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Such sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned Restricted Shares for at least three years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above.


   Following this Offering, an aggregate of 198,600 shares of Common Stock will be subject to outstanding options or reserved for future issuance pursuant to the Company's 1992 Plan. Within 90 days following the Effective Date, the Company intends to file a Registration Statement on Form S-8 to register such shares. Following the earlier of 90 days after the Effective Date and the filing of the Form S-8, the shares of Common Stock issued under the 1992 Plan will be eligible for sale in the public market upon vesting of such shares, subject to contractual lock-up restrictions and, in the case of affiliates, the Rule 144 volume limitations.


   Prior to this Offering, there has been no prior public market for the Common Stock and there is no assurance that a significant public market for the Common Stock will develop or be sustained after this Offering. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through the sale of its equity securities.

REGISTRATION RIGHTS


   In connection with certain private financings prior to this Offering, certain holders of the Company's Common Stock have the right to include 555,056 shares of Common Stock in any registration statement filed by the Company subsequent to the closing of this Offering other than in connection with a registration statement on Form S-4, S-8 or other comparable forms. The costs and expenses of such registration will be paid for by the Company. The Company may in certain circumstances defer inclusion of these shares in the registrations, and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations.

                                 UNDERWRITING

   The Underwriters named below, for whom Kaufman Bros., L.P. is acting as the Representative (the "Representative"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their names.

 Underwriter                                                 Number of Shares
 -------------------                                          ----------------
Kaufman Bros., L.P........................................













                                                              ----------------
Total  ...................................................       1,000,000
                                                              ================


   The Underwriting Agreement provides that the several Underwriters are obligated to purchase all of the 1,000,000 shares of Common Stock offered by the Underwriters hereby (other than shares which may be purchased under the over-allotment option), if any are purchased. The Representative has advised the Company that the Underwriters propose to offer the shares to the public initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow selected dealers a concession of
$    per share and that such dealers may reallow a concession of $    per
share to certain other dealers. After the public offering, the offering price and the concessions may be changed by the Representative.

   The Company has granted to the Underwriters an option, expiring at the close of business on the 45th day after the date of the Underwriting Agreement, to purchase up to 150,000 additional shares of Common Stock at the public offering price less underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. The Underwriters may exercise the option only to cover over-allotments, if any, in the sale of shares of Common Stock in this Offering. To the extent that the Underwriters exercise the option, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them as shown in the foregoing table bears to the 1,000,000 shares of Common Stock offered hereby.

   The Company has agreed to pay to the Representative, individually, and not in its capacity as Representative, a non-accountable expense allowance of 2% of the gross proceeds of this Offering, $180,000 if the Underwriters' over-allotment option is not exercised, ($207,000 if the Underwriters' over-allotment option is exercised in full), of which $25,000 has been paid to date. If this Offering is not consummated, the Representative will be entitled to be reimbursed for actual out-of-pocket expenses, on an accountable basis only, up to $50,000, inclusive of the amount paid to date. The Company has also agreed to pay all expenses in connection with registering or qualifying the Common Stock offered hereby for sale under the laws of the states in which the Common Stock is sold by the Underwriters) as well as certain expenses associated with informational meetings.

   The Company has agreed to sell to the Representative, or its designees, warrants (the "Representative's Warrants") to purchase 100,000 shares of the Company's Common Stock at an aggregate purchase price of $100. The exercise price per Representative's Warrant, subject to anti-dilution adjustment, is equal to 130% of the public offering price per share of Common Stock offered hereby. The Representative's Warrants expire on the fifth anniversary of the date hereof. The Representative's Warrants may not be transferred or exercised for one year from the date of this Prospectus, except for transfers to officers of the Representative or members of the underwriting or selling group and/or their officers or partners, if any. The Representative's Warrants become exercisable during the four-year period commencing one year from the date of this Prospectus (the "Warrant Exercise Term"). During the Warrant Exercise Term, the holders of the Underwriters' Warrants are given, at nominal cost, the opportunity to profit from an increase in the market price of the Company's Common Stock. The Company has granted the Representative certain registration rights with respect to the Representative's Warrants. All registration rights will terminate seven years from the Effective Date.

   Except as set forth below, the Company, its officers and directors and stockholders have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase or otherwise sell or dispose of (or announce any offer, sale, offer or sale, contract of sale, grant any option to purchase or on other sale or deposit any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable, for, any shares of Common Stock or other capital stock of the Company for a period of 365 days after the date of this Prospectus without the prior written consent of the Representative, on behalf of the Underwriters. See "Shares Eligible for Future Sale."

   The public offering price of the Common Stock offered hereby will be determined through negotiations between the Company and the Representative. Among the factors to be considered in making such determination will be the prevailing market condition, the Company's fiscal and operating history and condition, the Company's prospects and the prospects of its industry, the management of the Company, the market price of securities for companies in businesses similar to that of the Company and the recent trading activity and prices of shares of Common Stock on the Nasdaq SmallCap Market.

   The Representative has advised the Company that sales of Common Stock to discretionary accounts will not exceed 5% of the shares of Common Stock offered hereby.

   The Representative became registered as a broker-dealer in July 1995.

   The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

                             SELLING STOCKHOLDERS


   The following table sets forth the number of shares of Common Stock to be offered for sale by each Selling Stockholder. The Company will not receive any of the proceeds from the sale of such shares. The shares of Common Stock offered hereby are issuable to the Selling Stockholders upon exercise of warrants exercisable at $6.04 per share. Beneficial ownership of the shares after this offering will depend on the number of shares sold by each Selling Stockholder. The shares offered by the Selling Stockholders are not being underwritten by the Underwriters



      Name and Address         Shares of Common Stock                          Percentage of Outstanding
    of Beneficial Owner          Beneficially Owned       Shares Offered          Common Stock Owned
 --------------------------    ----------------------     --------------   ---------------------------------
                                                                               Before
                                                                             Offering(1)    After Offering
                                                                           ---------------  --------------
Polly Draper(2)                      24,494                    3,972            1.0%             1.0%
400 Seaport Ct. #250
Redwood City, CA 94063

Timothy Draper Living
  Trust(2)                           24,494                    3,972            1.0%             1.0%
400 Seaport Ct. #250
Redwood City, CA 94063

Richard Friedman                     26,480                   26,480            1.1%                0
49 Fort Royle Isle
Ft. Lauderdale, FL 33308

Jeffrey Markowitz                    26,480                   26,480            1.1%                0
500 Fifth Avenue
Suite 5520
New York, NY 10010

Polaris Fund L.P.(2)                135,349                   18,536            5.7%             4.9%
400 Seaport Ct. #250
Redwood City, CA 54063

Andrew Shechtel                     244,879                   52,960           10.3%             8.1%
33 Witherspoon Street
Princeton, NJ 08542

- ------
(1) Assuming completion of Company Offering of 1,000,000 shares of Common
    Stock.
(2) See Principal Stockholder for additional information on beneficial ownership of shares beneficially owned by Timothy Draper, a general Partner of Polaris Fund, L.P.

                             PLAN OF DISTRIBUTION

   Each Selling Stockholder is free to offer and sell his or her shares of Common Stock at such times, in such manner and at such prices as he or she shall determine. Such shares may be offered by the Selling Stockholders in one or more types of transactions, which may or may not involve brokers, dealers or cash transactions. The Selling Stockholders may also use Rule 144 under the Securities Act of 1933 (the "Securities Act"), to sell such securities, if they meet the criteria and conform to the requirements of such Rule. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the Selling Stockholders.


   The Selling Stockholders have advised the Company that sales of shares may be effected from time to time in transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through the writing of options on the Common Stock, or a combination of such methods of sale, at fixed price which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The Selling Stockholders have advised the Company that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. The Selling Stockholders may effect such transactions by selling Common Stock directly to purchasers or to or through broker-dealers which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers of Common Stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and any broker-dealers that act in connection with the sale of the Common Stock might be deemed to be "underwrites" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the shares of Common Stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.


   Because Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of his shares, any Selling Stockholder, any selling broker or dealer and any "affiliated purchasers" may be subject to Rule 10b-7 under the Exchange Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of Common Stock in connection with this offering.

                                LEGAL MATTERS


   The validity of the Common Stock offered hereby will be passed upon for the Company by Schneck Weltman Hashmall & Mischel LLP, New York, New York. Partners of the firm beneficially own in the aggregate 9,930 shares of the Company's Common Stock.


                                   EXPERTS


   The financial statements of the Company as of October 31, 1995 and 1994, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended October 31, 1995 have been included in this Prospectus in reliance upon the report of Ernst & Young LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.


                            ADDITIONAL INFORMATION

   The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and such Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete, and reference is made in each instance to the copy of such con-tract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Securities and Exchange Commission.


   The Company intends to furnish its stockholders with annual reports containing financial statements audited and reported upon by its independent accountants, and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited financial information. Prior to the completion of this Offering, the Company will register the securities offered hereby under Section 12(g) of the Securities Exchange Act of 1934, as amended, and become subject to the reporting requirements of said Act. Reports and other information filed by the Company with the Securities Exchange Commission may be examined at the Commission at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Northeast Regional Office located at 7 World Trade Center, New York, New York 10048. Copies may be obtained through the principal office of the Commission upon payment of charges prescribed by the Commission.

   The Commission maintains a World Wide Web Site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                        REPORT OF INDEPENDENT AUDITORS

Members of the Board and Stockholders
Index Stock Photography, Inc.

We have audited the accompanying balance sheets of Index Stock Photography, Inc. (the "Company") as of October 31, 1994 and 1995, and the related statements of operations, stockholders' equity, and cash flows for the each of the three years ended October 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at October 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years ended October 31, 1995 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

New York, New York
December 20, 1995
 except for Notes 1 and 5, as to
 which the date is May 31, 1996

                        INDEX STOCK PHOTOGRAPHY, INC.
                                BALANCE SHEETS

                                                                         October 31                April 30
                                                                    1994            1995             1996
                                                                -------------   -------------    -------------
                                                                                                 (Unaudited)
Assets
Current assets:
   Accounts receivable, less allowance for doubtful accounts
     $22,300 (1995 and 1994 and April 1996)  ................    $   310,220     $   422,816     $   422,329
   Prepaid expenses and other ...............................         65,098          93,092          68,582
                                                                -------------   -------------    -------------
Total current assets  .......................................        375,318         515,908         490,911
Photographic stock, at cost, less accumulated amortization of
   $68,260 (1994), $105,010 (1995), and $130,763 (April 1996) .       93,408         100,170         158,284
Fixed assets, at cost, less accumulated depreciation and
   amortization .............................................        132,397         105,440          90,601
Intangible assets, less accumulated amortization  ...........         66,468          32,831          33,791
Deposits  ...................................................         12,462          20,018          24,096
                                                                -------------   -------------    -------------
Total assets  ...............................................    $   680,053     $   774,367     $   797,683
                                                                =============   =============    =============
Liabilities and stockholders' equity
Current liabilities:
   Cash--overdraft ..........................................    $    59,737     $    52,058     $    14,242
   Notes Payable:
     Stockholders  ..........................................             --              --         300,000
     Others  ................................................             --               -         200,000
   Loan payable--bank .......................................         99,000          19,800          19,800
   Advances from stockholder ................................         30,000         187,000              --
   Commissions payable ......................................         92,544         114,834         112,724
   Accounts payable .........................................         86,516         113,289         111,126
                                                                -------------   -------------    -------------
Total current liabilities  ..................................        367,797         486,981         757,892
Loan payable--bank, less current portion  ...................             --          72,600          62,700
Stockholders' equity (deficiency):
   Preferred stock, $.01 par value, 2,000,000 shares authorized:
     $2 Series A convertible preferred stock, 1,250,000 authorized;
        500,000 issued and outstanding (liquidation preference
        of $1,000,000); with potential stockholder put of $8.49
        per share ...........................................      2,127,347       2,744,232       3,078,667
     Series B convertible preferred stock, 166,667 authorized;
        166,667 issued and outstanding; with potential stockholder
        put of $2 per share .................................         92,914         142,239         179,992
   Common stock, $.0001 par value, 10,000,000 shares authorized,
     918,570 (894,297 in 1995, 822,801 in 1994) issued and
     outstanding  ...........................................             82              89              92
   Additional paid-in capital ...............................             --              --              --
   Accumulated deficit ......................................     (1,908,087)     (2,671,774)     (3,281,660)
                                                                -------------   -------------    -------------
Total stockholders' equity (deficiency)  ....................        312,256         214,786         (22,909)
                                                                -------------   -------------    -------------
Total liabilities and stockholders' equity (deficiency)  ....    $   680,053     $   774,367     $   797,683
                                                                =============   =============    =============


See accompanying notes.

                        INDEX STOCK PHOTOGRAPHY, INC.
                           STATEMENTS OF OPERATIONS

                                                                                                 Six months ended
                                                     Year ended October 31                           April 30
                                            1993            1994              1995             1995            1996
                                        -------------   -------------    ---------------   -------------   -------------
                                                                                                    (Unaudited)
Fee revenues  .......................    $1,331,997      $1,717,644       $ 2,215,314       $  993,306      $1,242,305
Other revenues  .....................        54,340          14,250                --               --              --
                                        -------------   -------------    ---------------   -------------   -------------
                                          1,386,337       1,731,894         2,215,314          993,306       1,242,305
Commission expense  .................       410,031         512,281           704,496          291,400         418,789
Selling, general and administrative
  expenses ..........................     1,066,374       1,070,867         1,488,313          743,169         897,159
Research and development expenses  ..       254,861         388,395           424,129          198,259         260,396
                                        -------------   -------------    ---------------   -------------   -------------
Income (loss) from operations  ......      (344,929)       (239,649)         (401,624)        (239,522)       (334,039)
Other income (expense):
   Interest income ..................         1,158             633                18                9               9
   Interest expense .................        (2,268)         (7,501)          (10,683)          (5,254)         (5,197)
   Other ............................       (12,247)         (8,564)           (8,659)            (685)        (17,292)
                                        -------------   -------------    ---------------   -------------   -------------
Net income (loss)  ..................      (358,286)       (255,081)         (420,948)        (245,452)       (356,519)
Accretion of Series A and Series B
   preferred stock ..................      (391,758)       (510,433)         (666,210)        (333,105)       (372,188)
                                        -------------   -------------    ---------------   -------------   -------------
Net income (loss) attributable to common
   shareholders .....................    $  (750,044)    $  (765,514      $ (1,087,158)     $  (578,557)    $  (728,707)
                                        =============   =============    ===============   =============   =============
Net income (loss) per common share  .    $     (.54)     $     (.52)      $      (.72)      $     (.39)     $     (.47)
Weighted average number of shares used
   in calculation of earnings per share   1,392,321       1,478,302         1,520,220        1,484,260       1,549,798


See accompanying notes.

                        INDEX STOCK PHOTOGRAPHY, INC.
                      STATEMENTS OF STOCKHOLDERS' EQUITY

                                                              Preferred                      Additional
                                                                Stock             Common      Paid-in      Accumulated
                                                        Series A      Series B    Stock       Capital        Deficit        Total
                                                      -----------   ------------ ---------   --------      ------------     ------
Balance at October 31, 1993  .......................   $1,649,134     $ 60,694     $82       $      --     $(1,142,573)   $ 567,337
     Net loss for 1994  ............................           --           --      --              --        (255,081)    (255,081)
     Accretion of preferred stock  .................      478,213       32,220      --              --        (510,433)          --
                                                      ------------    ---------   -------- ------------   --------------  ---------
Balance at October 31, 1994  .......................    2,127,347       92,914      82              --      (1,908,087)     312,256
     67,524 shares of common stock issued through a
        private placement in April 1995 ............           --           --       7         305,471              --      305,478
     3,972 shares of common stock issued for
        services in April 1995 .....................           --           --      --          18,000              --       18,000
     Net loss for 1995  ............................           --           --      --              --        (420,948)    (420,948)
     Accretion of preferred stock  .................      616,885       49,325      --        (323,471)       (342,739)          --
                                                      ------------    ---------   -------- ------------   --------------  ---------
Balance at October 31, 1995  .......................    2,744,232      142,239      89              --      (2,671,774)     214,786
     4,413 shares of common stock issued in
        conjunction with asset acquisition in
        December 1995 ..............................           --           --       1          19,999              --       20,000
     19,860 shares of common stock issued through
        a private placement in January 1996 ........           --           --       2          98,822              --       98,824
     Net loss for the six months ended April 30,
        1996 (unaudited) ...........................           --           --      --              --        (356,519)    (356,519)
     Accretion of preferred stock  .................      334,435       37,753      --        (118,821)       (253,367)          --
                                                      ------------    ---------   -------- ------------   --------------  ---------
Balance at April 30, 1996 (unaudited)  .............   $3,078,667     $179,992     $92       $      --     $(3,281,660)    $(22,909)
                                                      ============    =========   ======== ============   ==============  =========

See accompanying notes.

                        INDEX STOCK PHOTOGRAPHY, INC.
                           STATEMENTS OF CASH FLOWS

                                                                                                           Six months ended
                                                                              Year ended October 31            April 30
                                                                     1993        1994          1995        1995         1996
                                                                 ------------ ------------ ------------ ------------ ------------
                                                                                                              (Unaudited)
Operating activities
Net loss ......................................................   $(358,286)   $(255,081)   $(420,948)   $(245,452)   $(356,519)
Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation and amortization ............................      83,911      101,682      114,625       55,022       68,488
     Services rendered in exchange for issuance of common stock        --           --         18,000       18,000         --
     Changes in operating assets and liabilities:
          Accounts receivable .................................      45,349      (42,261)    (112,596)      (8,842)         487
          Other receivables ...................................    (133,874)     133,874         --           --           --
          Prepaid expenses and other ..........................      (3,736)     (38,806)     (27,994)     (63,238)      24,510
          Commissions payable .................................     (13,945)      28,126       22,290         (270)      (2,110)
          Accounts payable ....................................     107,180      (57,040)      26,773      (16,456)      (2,163)
                                                                  ---------    ---------    ---------    ---------    ---------
Net cash used in operating activities .........................    (273,401)    (129,506)    (379,850)    (261,236)    (267,307)
Investing activities
Purchase of photographic stock ................................     (40,755)     (20,788)     (43,512)     (31,205)     (83,867)
Purchase of fixed assets ......................................     (58,077)     (40,198)     (17,281)      (9,028)      (8,856)
Deposits ......................................................      (3,795)      (4,137)      (7,556)      (1,703)      (4,078)
                                                                  ---------    ---------    ---------    ---------    ---------
Net cash used in investing activities .........................    (102,627)     (65,123)     (68,349)     (41,936)     (96,801)
Financing activities
Cash--overdraft ...............................................        --         59,737       (7,679)     (59,737)     (37,816)
Advances from stockholder .....................................        --         30,000      157,000      142,000     (187,000)
Payments of loan payable--bank ................................        --           --         (6,600)        --         (9,900)
Proceeds from loan payable--bank ..............................      95,000        4,000         --           --           --
Proceeds from notes payable ...................................        --           --           --           --        500,000
Payments of debt ..............................................     (11,486)        --           --           --           --
Proceeds from issuance of common stock, net ...................     374,567         --        305,478      305,478       98,824
                                                                  ---------    ---------    ---------    ---------    ---------
Net cash provided by financing activities .....................     458,081       93,737      448,199      387,741      364,108
                                                                  ---------    ---------    ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents ..........      82,053     (100,892)        --         84,569         --
Cash and cash equivalents at beginning of year ................      18,839      100,892         --           --           --
                                                                  ---------    ---------    ---------    ---------    ---------
Cash and cash equivalents at end of year ......................   $ 100,892    $    --      $    --      $  84,569    $    --
                                                                  =========    =========    =========    =========    =========
Supplemental disclosure of cash flow information
Cash paid during the period for:
  Interest ....................................................   $   2,082    $   7,501    $  10,683    $   5,254    $   5,197
                                                                  =========    =========    =========    =========    =========

In conjunction with an acquisition in December 1995, Index acquired certain intangible assets in exchange for 4,413 shares of common stock valued at $20,000.

See accompanying notes.

                        INDEX STOCK PHOTOGRAPHY, INC.
                        Notes to Financial Statements

              (UNAUDITED) WITH RESPECT TO THE SIX MONTH PERIODS
                        ENDED APRIL 30, 1995 AND 1996

1. SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND DESCRIPTION OF BUSINESS

   ImageNation, Inc. was incorporated on April 23, 1991, in the State of Delaware for the purpose of acquiring and modernizing photography agencies. A stock photography agency receives photographs from professional photographers and licenses the use of these photographs to customers in the advertising, design, corporate, and editorial markets worldwide.

   On November 1, 1991, ImageNation, Inc. acquired certain assets and liabilities of Index Stock International, Inc., a New York corporation, for cash of $135,000, a $75,000 noncompetition agreement and 166,667 shares of Series B convertible preferred stock (see Note 5), and incurred acquisition costs of approximately $49,000. Shortly thereafter, ImageNation, Inc. changed its name to Index Stock Photography, Inc. ("Index"). Prior to November 1, 1991, Index did not have operations.

   On March 23, 1992, Index acquired certain assets and liabilities of a stock photography agency, Telephoto, Inc., a New York corporation, for cash of $25,000 and 22,133 shares of common stock. Index also obtained the right to the name "Telephoto."

   On December 16, 1995, Index acquired certain assets and liabilities of a stock photography agency, ProFiles West, Inc., a Colorado corporation, for cash of $35,000 and 4,413 shares of common stock. Index also obtained the right to the name "ProFiles West."

   These acquisitions were accounted for by the purchase method of accounting and, accordingly, the purchase prices have been allocated to the assets acquired and the liabilities assumed based on their estimated fair value at the date of acquisition. The excess of purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill, and is being amortized on the straight-line basis over five years. The operating results of these acquisitions are included in Index's results of operations from the dates of acquisition.

   On May 31, 1996, Index effected a reverse stock split on common shares in the ratio of .662 to 1. All references in the financial statements to weighted average shares outstanding and related prices, per share amounts, and stock option plan data reflect the split.

USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates.

INTERIM FINANCIAL INFORMATION

   The unaudited interim information as of April 30, 1996 and for the six months ended April 30, 1995 and 1996 has been prepared on the same basis as the annual financial statements and, in the opinion of the Index's management, reflects normal recurring adjustments necessary for a fair presentation of the information for the periods presented. Operating results for any quarter are not necessarily indicative of results for any future periods.

CASH EQUIVALENTS

   Index considers all highly liquid financial instruments with a maturity of three months or less when purchased to be cash equivalents.

                        Index Stock Photography, Inc.
                 Notes to Financial Statements  - (Continued)

1. Significant Accounting Policies  - (Continued)

DEPRECIATION AND AMORTIZATION

   Depreciation of computer equipment, software, office equipment, and furniture is computed on the straight-line method over the estimated useful lives (generally five to seven years) of the related assets. Amortization of leasehold improvements is computed on the straight-line method over the lesser of the terms of the related leases or their estimated useful lives.

   Costs related to the (i) production of certain original photographic stock and (ii) duplication of images are capitalized and amortized on the straight-line basis over five years.

   Goodwill, organization costs and the noncompetition agreements are being amortized on the straight-line basis over three to five years.

REVENUE

   Index derives revenue from (i) licensing photographs (domestic revenue), and (ii) licensing photographs to foreign agents who, in turn, license the photographs to customers in certain foreign markets (foreign revenue).

   Domestic and foreign revenue is recognized upon receipt of notification from customers of the intended use of the photographs.

RESEARCH AND DEVELOPMENT

   Index is developing computer software to automate finding, storing and distributing images. The costs incurred during the research and development phase for the years ended October 31, 1993, 1994 and 1995 and the six months ended April 1995 and 1996 were approximately $255,000, $388,000, $424,000,
$198,000 and $260,000, respectively, and such costs were expensed as incurred. At the end of the research and development phase, certain costs may begin to be capitalized in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Research and development planned for the year ending October 31, 1996 is related to testing and enhancement of existing technology.

EXPENSE REIMBURSEMENTS

   For the years ended October 31, 1993, 1994 and 1995, and the six months ended April 30, 1995 and 1996, approximately $169,722, $0, $211,500, $150,000 and $14,000, respectively, of costs were incurred relating to catalogues and duplicating photographs billed to foreign agents. The billings to the foreign agents are recorded as credits against the related production costs which are included in selling expense. There was no catalogue production during the year ended October 31, 1994.

ADVERTISING COSTS

   Index expenses the cost of advertising, including direct-response advertising, as incurred. For the years ended October 31, 1993, 1994 and 1995 and the six months ended April 1995 and 1996, advertising expense totaled $35,000, $35,000, $158,000, $24,000 and $71,000, respectively.

INCOME TAXES

   Index accounts for income taxes using the liability method in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes."

   In accordance with FAS 109, Index's deferred tax asset of approximately $246,000, $327,000, $457,000, at October 31, 1993, 1994, 1995, respectively, arising primarily from net operating loss carryforwards available, has been reduced by valuation allowances of the same amounts. The valuation allowances increased $106,000, $81,000, $130,000 during the years ended October 31, 1993, 1994 and 1995, respectively.

                        Index Stock Photography, Inc.
                 Notes to Financial Statements  - (Continued)

1. Significant Accounting Policies  - (Continued)

   As of October 31, 1995, Index has net operating loss carryforwards of approximately $1,374,000 for income tax purposes which will expire commencing in year 2006. In addition, Index has research activity credit carryforwards of approximately $70,000 that will expire commencing in year 2007. The net operating loss and research activity credit carryforwards may be limited by the change in ownership rules pursuant to Sections 382 and 383, respectively, of the Internal Revenue Code.

STOCK-BASED COMPENSATION

   In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 is effective for fiscal years beginning after December 31, 1995 and prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights.

   SFAS 123 requires compensation expense to be recorded (I) using the new fair value method or (ii) using existing accounting rules prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations with pro forma disclosure of what net income and earnings per share would have been had the Company adopted the new fair value method. The Company intends to continue to account for its stock-based compensation plans in accordance with the provisions of APB 25.

NET INCOME (LOSS) PER SHARE

   Except as noted below, net income (loss) per common share is computed using the weighted average number of common shares outstanding and dilutive common stock equivalent shares, if any, from stock options during each year, retroactively adjusted to give effect to the reverse stock split. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common stock and common stock equivalents issued by Index at prices below the public offering price during the twelve-month period prior to Index's initial public offering have been included in the calculation as if they were outstanding for all periods presented.

CONCENTRATION OF CREDIT RISK

   Financial instruments that potentially subject Index to concentrations of credit risk consist primarily of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising Index's customer base. Management regularly monitors the creditworthiness of its customer and believes that it has adequately provided for any exposure to potential credit losses.

2. FIXED ASSETS

   Fixed assets, at cost, consist of the following:

                                                          October 31             April 30
                                                      1994          1995           1996
                                                   -----------   -----------    -----------
                                                                               (Unaudited)
Computer equipment and software  ...............    $173,956      $185,932       $191,713
Office equipment and furniture  ................      35,097        37,812         40,887
Leasehold improvements  ........................       9,540        12,130         12,130
                                                   -----------   -----------    -----------
                                                     218,593       235,874        244,730
Less accumulated depreciation and amortization .      86,196       130,434        154,129
                                                   -----------   -----------    -----------
                                                    $132,397      $105,440       $ 90,601
                                                   ===========   ===========    ===========

                        Index Stock Photography, Inc.
                 Notes to Financial Statements  - (Continued)

3. INTANGIBLE ASSETS

   Intangible assets consist of the following:

                                           October 31               April 30
                                       1994           1995            1996
                                    ----------      ----------     -----------
                                                                  (Unaudited)
Noncompetition agreement  .....      $ 75,000       $ 75,000        $ 95,000
Goodwill  .....................        83,565         83,565          83,565
Organization costs  ...........        10,852         10,852          10,852
                                    ----------      ----------     -----------
                                      169,417        169,417         189,417
Less accumulated amortization .       102,949        136,586         155,626
                                    ----------      ----------     -----------
                                     $ 66,468       $ 32,831        $ 33,791
                                    ==========      ==========     ===========

4. LOAN PAYABLE--BANK

   In October 1993, Index established a $99,000 line of credit with Citibank. Effective July 1995, Index converted the $99,000 outstanding loan balance under a line of credit with Citibank into a five-year term loan. The outstanding balance at April 30, 1996 amounted to $82,500 and is repayable in equal monthly installments of $1,650. The interest is at the bank's Base Rate (as defined) plus 1% per annum with interest payable monthly (9.75% at October 31, 1995 and 9.25% at April 30, 1996). All of Index's assets are pledged as collateral against the term loan. The term loan is guaranteed by a majority shareholder.

5. NOTES PAYABLE

   On April 1, 1996, Index borrowed $500,000 from four stockholders and two outside investors, evidenced by notes payable (the "Notes") with interest at 10% per annum payable semi-annually commencing October 1, 1996. The Notes mature on the earlier of a debt or equity financing of Index, of at least $3,000,000, or March 31, 1997. Simultaneously with the issuance of the Notes, the noteholders received 132,400 common stock purchase warrants with an exercise price of $6.04 per share. The warrants are exercisable at anytime prior to March 31, 2001.

6. PREFERRED AND COMMON STOCK

   In October 1991, Index issued 500,000 shares of $2.00 Series A Convertible Preferred Stock ("Series A Preferred Stock") for $1,000,000.

   Each share of Series A Preferred Stock is convertible into .662 of one share of common stock at any time at the option of the holder and automatically upon the successful completion of a public offering of its securities. Commencing after the sixth anniversary of the issuance of the Series A Preferred Stock (October 1997), holders thereof have the right to require Index to repurchase such shares at $8.49 per share ($4,245,000 in the aggregate), payable in three consecutive annual installments of $2.83 per share, if Index has not effected a public offering of its securities. These shares have a liquidation preference of $2.00 per share ($1,000,000 in the aggregate), whether voluntary or involuntary liquidation. Each share is entitled to a cumulative cash dividend of $.30 per annum commencing with the fifth anniversary of the issuance of such shares (October 1997) and $.40 per annum commencing with the seventh anniversary (October 1998). Series A Preferred Stock does not have any voting rights except for those provided for by law.

   Each share of Series B Convertible Preferred Stock, independently valued at time of issuance at approximately $.155, is convertible into .662 of one share of common stock at any time at the option of the holder. Effective October 31, 1997, holders of these shares have the right to require Index to repurchase such shares at approximately $2.00 per share ($333,334 in the aggregate) in two equal installments. If such right of redemption is not exercised by the holders, Index has the right to purchase such shares at $12.00 per share ($2,000,004 in the aggregate) starting October 31, 1997. Series B Convertible Preferred Stock does not have any voting rights except for those provided by law. Series B Convertible Preferred Stock shall not be entitled to receive cash dividends.

                        Index Stock Photography, Inc.
                 Notes to Financial Statements  - (Continued)

6. Preferred and Common Stock  - (Continued)

   At October 31, 1995, Index has reserved 441,334 shares of authorized common stock for the conversion of the preferred stock. The carrying values of the preferred stock have been increased by periodic accretions, based on the interest method, of the difference between the fair value at the dates of issuance and the redemption values until the redemption dates at which time both amounts shall be equivalent.

7. STOCK OPTIONS AND WARRANTS

   In fiscal 1992, Index granted an employee options to purchase 22,517 shares of common stock in conjunction with an employment agreement. In May 1993, these options were exercised for $500. In fiscal 1992, Index adopted the "1992 Non-Qualified Stock Option Plan" whereby officers, directors, advisory directors or consultants can be granted options to purchase up to 198,600 reserved shares of common stock of Index. The option price per share shall not be less than the fair market value, as determined by management, on the date the option is granted. The exercise price and the option period vary for each option.

   In fiscal 1992, Index granted stock options to purchase 22,243 shares of common stock at prices ranging from $.88 to $1.51.

   In fiscal 1993, Index granted stock options to purchase 9,268 shares of common stock at $2.27 per share. Options to purchase 7,745 shares were canceled.

   In fiscal 1994, Index granted stock options to purchase 16,681 shares of common stock at $2.27 per share. Options to purchase 3,773 shares were canceled.

   In fiscal 1995, Index granted stock options to purchase 15,424 shares of common stock at $2.27 per share. Options to purchase 3,111 shares were canceled.

   In first quarter 1996, Index granted stock options to purchase 81,889 shares of common stock at $4.53 per share.

   As of April 30, 1996, an aggregate of 131,076 options were outstanding (23,766, 36,873 and 37,238 at October 31, 1993, 1994 and 1995, respectively)
of which 90,131 are exercisable at prices ranging from $.88 to $4.53.

   In January 1996, Index sold 19,860 shares of common stock and, in conjunction therewith, issued warrants to purchase 9,930 shares of common stock at an exercise price of $4.98 per share, for an aggregate price of $99,000. The warrants are exercisable at anytime prior to January 24, 2001.

8. NET INCOME (LOSS) PER COMMON SHARE

   Net income (loss) per common share is calculated based on (i) net income
(loss) attributable to common shareholders after deducting the accretion of Series A and Series B preferred stock, (ii) the preferred stock being treated as if converted to common stock and outstanding since the date of issuance of the preferred stock and included in the weighted average number of shares outstanding, and (iii) the common stock, stock options and stock warrants issued between May 31, 1995 and May 31, 1996, which were at prices below the offerers price, being treated as outstanding since inception and included in the weighted average number of shares outstanding.

                        Index Stock Photography, Inc.
                 Notes to Financial Statements  - (Continued)

8. Net Income (Loss) Per Common Share  - (Continued)

   Historical earnings per common share which did not reflect items (i) and
(iii) above was as follows:


               Year ended October 31,                             Six months
- ---------------------------------------------------                April 30
  1993                  1994                 1995                    1996
 -------               -------              -------               ------------
(.30)                  (.20)                (.32)                   (.26)

9. COMMITMENTS

LEASES

   Index leases office space and computer equipment under noncancellable operating leases. Future base rental payments as of October 31, 1995 are as follows:

 Fiscal year:
     1996  ...............          $137,000
     1997  ...............            73,000
     1998  ...............            40,000
     1999  ...............            18,000
     2000  ...............             8,000
                                   -----------
                                    $276,000
                                   ===========

   Index is also responsible for rent escalations based upon increases in certain building operating costs. Office rent expense for the years ended October 31, 1993, 1994 and 1995 was approximately $70,000, $70,000 and
$78,000, respectively, and $38,000 and $40,000 for the six months ended April 30, 1995 and 1996, respectively.

10. RETIREMENT PLAN

   Index provides retirement benefits for its employees under a defined contribution plan. All employees are eligible to make voluntary contributions to the Plan upon completion of three months of service. Index stopped matching contributions to the Plan in April 1994. Employees become fully vested in Index's matching contribution after three years of service. Index's contributions for the years ended October 31, 1993, 1994, and 1995 totaled approximately $9,000, $5,000 and $0, respectively.

11. RELATED PARTY TRANSACTIONS

   For the years ended October 31, 1993, 1994 and 1995, Index incurred commission expenses of approximately $200,000, $89,000 and $200,000, respectively, and $91,000 and $74,460 for the six months ended April 30, 1995 and 1996, respectively, for images owned by shareholders/photographers who are not employees of the Company.

12. CUSTOMER AND GEOGRAPHICAL AREA INFORMATION

   No customer accounted for more than 10% of revenues during the years ended October 31, 1993, 1994 and 1995.


   Through catalog distributions, internet access and foreign agents Index also provides its images to end users outside the United States. Revenues from customers outside the United States represented approximately 35%, 35% and 39% of total revenues during the years ended October 31, 1993, 1994 and 1995, respectively. No single geographic area accounted for more than 10% of total revenues.

===============================================================================
   No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied on as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such offer or solicitation. Neither the delivery of this Prospectus nor any offer, solicitation or sale made hereunder, shall under any circumstances create an implication that the information herein is correct as of any time subsequent to the date of the Prospectus.

                                    ------

                              TABLE OF CONTENTS

                                                                       Page
                                                                      --------
Prospectus Summary  ..............................................        3
Risk Factors  ....................................................        6
Use of Proceeds  .................................................       11
Divided Policy  ..................................................       12
Capitalization  ..................................................       12
Dilution  ........................................................       13
Selected Financial Information  ..................................       14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations .....................................................       15
Business  ........................................................       19
Management  ......................................................       30
Certain Transactions  ............................................       34
Principal Stockholders  ..........................................       35
Description of Capital Stock  ....................................       36
Shares Eligible for Future Sale  .................................       37
Underwriting  ....................................................       39
Plan of Distribution  ............................................       41
Legal Matters  ...................................................       41
Experts  .........................................................       41
Additional Information  ..........................................       41
Financial Statements  ............................................      F-1


Until       , 1996 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in the distribution thereof, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

===============================================================================

===============================================================================



                                132,400 SHARES
                                 COMMON STOCK










                                 INDEX STOCK
                              PHOTOGRAPHY, INC.








                                    ------
                             P R O S P E C T U S
                                    ------








                                 JULY  , 1996


===============================================================================

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC Registration Statement Filing Fee ..      $   4,275.74
Legal Fees and Expenses* ...............          2,500.00
Printing ...............................          2,000.00
                                              ------------
  Total ................................      $   4,775.74
                                              ============
- ------
* Indicates expenses that have been estimated for the purpose of filing.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Reference is made to Section 145 of the General Corporation Law of the State of Delaware. As permitted by Delaware law, the Company's Certificate of Incorporation contains an article limiting the personal liability of directors. The Certificate of Incorporation provides that a director of the Company shall not be personally liable for any damages from any breach of fiduciary duty as a director, except for liability based on a judgment or other final adjudication adverse to him establishing that his acts or omissions were committed in bad faith, or the result of active or deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained a financial profit or other advantage to which he was not legally entitled.

   In accordance with Section   of the Underwriting Agreement, directors and
officers of the Company may under certain circumstances be entitled to indemnification from the Underwriters.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

   There have been no issuances of the registrant's securities within the past three years, except for the following:

   In May 1993, the Company sold for $500, 22,516 shares upon the exercise of a non-qualified option granted to an employee of the Company.

   In July 1993, the Company sold 112,842 shares of its Common Stock to 4 persons at a price per share of $3.32.

   In April 1995, the Company sold 67,524 shares of its Common Stock to 10 persons at a price per share of $4.53.

   In December 1995, the Company issued 4,412 common shares to one person in connection with the purchase of certain assets of ProFiles West, a photo stock agency. The individual was the sole proprietor of the acquired business.

   In January 1996, the Company sold to an existing stockholder 19,860 shares and a warrant to purchase 9,930 shares for an aggregate purchase price of $99,000. The warrants are exercisable at $4.98 per share.

   In April 1996, the Company issued to 6 persons in the aggregate $500,000 principal amount of 10% notes and warrants to purchase in the aggregate 132,400 shares of Common Stock exercisable at a price per share of $6.04.

   In May 1996, the Company issued 6,620 common shares to one person as consideration for certain agreements made by the Registrant and the individual involving noncompetition and nonsolicitation. The individual was the sole proprietor of the acquired business.

   The foregoing transactions were exempt from registration pursuant to section 4(2) of the Securities Act of 1933. All share amounts set forth above have been adjusted to reflect a reverse split of the Company's Common Stock effected in May 1996.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

16A. EXHIBITS

 Nos.      Description of Exhibit
- -----     -----------------------
 1a       Underwriting Agreement*

 1b       Form of Selected Dealers Agreement*

 3a       Restated Certificate of Incorporation*

 3b       By-laws, as amended*

 4a       Form of Common Stock Certificate*

 4b       Form of Warrant expiring January 24, 1999*

 4c       Form of Warrant expiring March 31, 2001*

 5a       Opinion of Schneck Weltman Hashmall & Mischel LLP*

10a Employment Agreement by and between Index Stock Photography Inc. and Bahar Gidwani dated as of July 1, 1996*

10b       Stock Option Plan, as amended*

10c       Cupertino National Bank Credit Agreement*

10d       Lease for 126 Fifth Avenue, New York, New York 10011*

10e       Lease for 6500 Wilshire Blvd., Los Angeles, CA 90048*

10f Microsoft Corporation Nondisclosure Agreement (Pre-Release Product-General) with Registrant*

10g       Photodisc, Inc. & Index Stock Photography Inc. Master
          Licensing/Distribution Agreement dated November 1993*

10r       Form of Registration Rights Agreement*

10s       Lease for 22 West 19th Street, New York, NY.*

10r       E-Data License Agreement*

24a       Consent of Ernst & Young LLP

24b       Consent of Schneck Weltman Hashmall & Mischel LLP
          (reference is made to Exhibit 5)

27        Financial Data Schedules

- ------
* To be filed by amendment.

16B. FINANCIAL STATEMENT SCHEDULES

   Schedule of Fixed Assets

ITEM 17. UNDERTAKINGS
A. CERTIFICATES

   The undersigned registrant hereby undertakes:

       (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
   (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment filed as part of this Registration Statement shall be deemed a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of securities being registered which remain unsold at the termination of the offering hereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officer and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on June 28, 1996.

                                          INDEX STOCK PHOTOGRAPHY, INC.


                                          By: /s/ Bahar Gidwani
                                          -----------------------------------
                                             Bahar Gidwani, President,
                                             Chief Executive Officer,
                                             Chairperson of the Board

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         Signature                         Title                           Date
         ---------                         -----                           ----
/s/ Bahar Gidwani                  Chief Executive Officer, and        June 28, 1996
- --------------------------         Chairperson of the Board of
   Bahar Gidwani                   Directors

/s/ Kent Lawson                    Director                            June 28, 1996
- --------------------------
   Kent Lawson

/s/ Arthur M. Schneck              Director                            June 28, 1996
- --------------------------
   Arthur M. Schneck

/s/ Susan Fournier                 Director                            June 28, 1996
- --------------------------
   Susan Fournier

/s/ James D. Pyden                 Chief Financial Officer             June 28, 1996
- --------------------------          (Principal Financial Officer)
   James D. Pyden